SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of, June 2013

Commission File Number 000-29898

Research In Motion Limited

(Translation of registrant’s name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Consolidated Financial Statements for the Three Months Ended June 1, 2013.

2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended June 1, 2013.

3	Canadian Forms 52-109F2 - Certification of Interim Filings

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470) and on October 3, 2011 (File No. 333-177149).

2

DOCUMENT 1

Research In Motion Limited

Incorporated under the Laws of Ontario

(United States dollars, in millions)

Consolidated Balance Sheets

	As At
	June 1,	March 2,
	2013	2013
Assets
Current
Cash and cash equivalents	$1,591	$1,549
Short-term investments	1,233	1,105
Accounts receivable, net	2,536	2,353
Other receivables	265	272
Inventories	887	603
Income taxes receivable	33	597
Other current assets	340	469
Deferred income tax asset	127	139
Assets held for sale	105	106

	7,117	7,193
Long-term investments	247	221
Property, plant and equipment, net	2,200	2,303
Intangible assets, net	3,513	3,448

	$13,077	$13,165

Liabilities
Current
Accounts payable	$1,169	$1,064
Accrued liabilities	1,921	1,842
Deferred revenue	346	542

	3,436	3,448
Deferred income tax liability	230	245
Income taxes payable	12	12

	3,678	3,705

Shareholders’ Equity
Capital stock and additional paid-in capital
Preferred shares: authorized unlimited number of non-voting, cumulative, redeemable and retractable	—	—
Common shares: authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares
Issued - 524,159,844 voting common shares (March 2, 2013 - 524,159,844)	2,442	2,431
Treasury stock
June 1, 2013 - 8,736,138 (March 2, 2013 - 9,019,617)	(226)	(234)
Retained earnings	7,183	7,267
Accumulated other comprehensive loss	—	(4)

	9,399	9,460

	$13,077	$13,165

See notes to consolidated financial statements.

On behalf of the Board:

Thorsten Heins	Barbara Stymiest
Director	Director

Research In Motion Limited

(United States dollars, in millions)

Consolidated Statements of Shareholders’ Equity

	Capital Stock and Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance as at March 2, 2013	$2,431	$(234)	$7,267	$(4)	$9,460
Net loss	—	—	(84)	—	(84)
Other comprehensive income	—	—	—	4	4
Shares issued:
Stock-based compensation	20	—	—	—	20
Tax deficiencies related to stock-based compensation	(1)	—	—	—	(1)
Treasury stock vested	(8)	8	—	—	—

Balance as at June 1, 2013	$2,442	$(226)	$7,183	$—	$9,399

See notes to consolidated financial statements.

Research In Motion Limited

(United States dollars, in millions, except per share data)

Consolidated Statements of Operations

	Three Months Ended
	June 1,	June 2,
	2013	2012
Revenue	$3,071	$2,808
Cost of sales	2,029	2,022

Gross margin	1,042	786

Operating expenses
Research and development	358	367
Selling, marketing and administration	673	547
Amortization	180	172
Impairment of goodwill	—	335

	1,211	1,421

Operating loss	(169)	(635)
Investment income, net	5	3

Loss from continuing operations before income taxes	(164)	(632)
Recovery of income taxes	(80)	(122)

Loss from continuing operations	(84)	(510)
Loss from discontinued operations, net of tax	—	(8)

Net loss	$(84)	$(518)

Loss per share
Basic and diluted loss per share from continuing operations	$(0.16)	$(0.97)
Basic and diluted loss per share from discontinued operations	—	(0.02)

Total basic and diluted loss per share	$(0.16)	$(0.99)

See notes to consolidated financial statements.

Research In Motion Limited

(United States dollars, in millions, except per share data)

Consolidated Statements of Comprehensive Income (Loss)

	Three Months Ended
	June 1,	June 2,
	2013	2012
Net loss	$(84)	$(518)
Other comprehensive income
Net change in fair value of derivatives designated as cash flow hedges during the period, net of income taxes of nil (June 2, 2012 - income taxes of $9 million)	2	28
Amounts reclassified to net loss during the period for derivatives designated as cash flow hedges, net of income tax recovery of $1 million (June 2, 2012 - income taxes of $8 million)	2	(23)

Other comprehensive income	4	5

Comprehensive loss	$(80)	$(513)

See notes to consolidated financial statements.

Research In Motion Limited

(United States dollars, in millions)

Consolidated Statements of Cash Flows

	Three Months Ended
	June 1,	June 2,
	2013	2012
Cash flows from operating activities
Loss from continuing operations	$(84)	$(510)
Loss from discontinued operations	—	(8)

Net loss	(84)	(518)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	399	480
Deferred income taxes	(6)	(16)
Income taxes payable	—	(1)
Stock-based compensation	20	25
Impairment of goodwill	—	335
Other	25	11
Net changes in working capital items	276	395

Net cash provided by operating activities	630	711

Cash flows from investing activities
Acquisition of long-term investments	(159)	(118)
Proceeds on sale or maturity of long-term investments	96	32
Acquisition of property, plant and equipment	(83)	(153)
Acquisition of intangible assets	(335)	(284)
Business acquisitions, net of cash acquired	(7)	(105)
Acquisition of short-term investments	(740)	(234)
Proceeds on sale or maturity of short-term investments	649	103

Net cash used in investing activities	(579)	(759)

Cash flows from financing activities
Tax deficiencies related to stock-based compensation	(1)	(4)

Net cash used in financing activities	(1)	(4)

Effect of foreign exchange loss on cash and cash equivalents	(8)	(8)

Net increase (decrease) in cash and cash equivalents for the period	42	(60)
Cash and cash equivalents, beginning of period	1,549	1,527

Cash and cash equivalents, end of period	$1,591	$1,467

See notes to consolidated financial statements.

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and preparation

These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with Research In Motion’s (the “Company”) audited consolidated financial statements (the “financial statements”) for the year ended March 2, 2013, which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended June 1, 2013 are not necessarily indicative of the results that may be expected for the full year ending March 1, 2014.

The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal years ending March 1, 2014 and March 2, 2013 both comprise 52 weeks. Certain of the comparable figures have been reclassified to conform to the current period’s presentation.

Litigation

The Company is involved in litigation in the normal course of its business. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against claims that it provides to certain of its partners. Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable to result and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable. There is significant judgment required in both the probability determination and as to whether an exposure can be reasonably estimated.

Adoption of accounting pronouncements

In February 2013, the Financial Accounting Standards Board issued authoritative guidance to improve the reporting of reclassifications out of accumulated other comprehensive income (loss) (“AOCI”). The guidance requires an entity to present changes in AOCI by component and report the effect of significant reclassifications out of AOCI on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The new authoritative guidance became effective for annual and interim reporting periods beginning on or after December 15, 2012, with early adoption permitted. The Company adopted this guidance in the first quarter of fiscal 2014. As a result, the Company presents, by component, changes in AOCI and the effect of significant reclassifications out of AOCI on the respective line items in net income in note 11 to the Consolidated Financial Statements.

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

2.	CASH, CASH EQUIVALENTS AND INVESTMENTS

The Company’s cash equivalents and investments, other than cost method investments of $4 million (March 2, 2013 - $4 million) and equity method investments of $46 million (March 2, 2013 - $46 million), consist of money market and other debt securities, which are classified as available-for-sale for accounting purposes and are carried at fair value with unrealized gains and losses recorded in AOCI until such investments mature or are sold. The Company uses the specific identification method of determining the cost basis in computing realized gains or losses on available-for-sale investments which are recorded in investment income. In the event of a decline in value which is other-than-temporary, the investment is written down to fair value with a charge to income. The Company does not exercise significant influence with respect to any of these investments.

2

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The components of cash, cash equivalents and investments were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
As at June 1, 2013
Bank balances	$331	$—	$—	$—	$331	$331	$—	$—
Money market fund	4	—	—	—	4	4	—	—
Bankers Acceptances/Bearer deposit notes	229	—	—	—	229	229	—	—
Term deposits/certificates	6	—	—	—	6	—	6	—
Commercial paper	568	—	—	—	568	520	48	—
Asset-backed commercial paper	235	—	—	—	235	166	69	—
Non-U.S. treasury bills/notes	144	—	—	—	144	144	—	—
U.S. treasury bills/notes	827	—	—	—	827	—	827	—
U.S. Government sponsored enterprise notes	266	—	—	—	266	187	79	—
Non-U.S. government sponsored enterprise notes	62	—	—	—	62	10	52	—
Corporate notes/bonds	136	—	—	—	136	—	121	15
Asset backed securities	176	1	—	—	177	—	31	146
Auction-rate securities	41	1	—	(6)	36	—	—	36
Other investments	50	—	—	—	50	—	—	50

	$3,075	$2	$—	$(6)	$3,071	$1,591	$1,233	$247

As at March 2, 2013
Bank balances	$431	$—	$—	$—	$431	$431	$—	$—
Money market funds	5	—	—	—	5	5	—	—
Bankers’ acceptances/Bearer deposit notes	114	—	—	—	114	114	—	—
Non-U.S. government promissory notes	50	—	—	—	50	50	—	—
Term deposits/certificates	157	—	—	—	157	132	25	—
Commercial paper	629	—	—	—	629	534	95	—
Non-U.S. treasury bills/notes	282	—	—	—	282	233	49	—
U.S. treasury bills/notes	619	—	—	—	619	—	602	17
U.S. government sponsored enterprise notes	156	—	—	—	156	10	146	—
Non-U.S. government sponsored enterprise notes	26	—	—	—	26	26	—	—
Corporate notes/bonds	217	1	—	—	218	14	186	18
Asset-backed securities	102	—	—	—	102	—	2	100
Auction rate securities	41	1	—	(6)	36	—	—	36
Other investments	50	—	—	—	50	—	—	50

	$2,879	$2	$—	$(6)	$2,875	$1,549	$1,105	$221

There were no realized gains or losses on available-for-sale securities for the three months ended June 1, 2013 or the three months ended June 2, 2012.

3

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The contractual maturities of available-for-sale investments as at June 1, 2013 were as follows:

	Cost Basis	Fair Value
Due in one year or less	2,488	2,489
Due in one to five years	161	161
Due after five years	35	36
No fixed maturity date	4	4

	$2,688	$2,690

As at June 1, 2013 and March 2, 2013, the Company had no investments with continuous unrealized losses.

The Company engages in limited securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company. As at June 1, 2013 and March 2, 2013 the Company did not have any securities on loan.

3.	FAIR VALUE MEASUREMENTS

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

•	Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•	Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 - Significant unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amounts of the Company’s cash and cash equivalents, accounts receivables, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.

In determining the fair value of investments held, the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs used by the independent third party valuator are generally received from two primary vendors. The pricing inputs are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the third party valuator. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness.

4

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The fair values of money market funds were derived from quoted prices in active markets for identical assets or liabilities.

For bankers’ acceptances/bearer deposit notes, non-U.S. government promissory notes, term deposits/certificates and commercial paper, the independent third party utilizes amortized cost, as the short-term nature of the securities approximates fair value. For non-U.S. treasury bills/notes, U.S. treasury bills/notes, U.S. government sponsored enterprise notes, non-U.S. government sponsored enterprise notes, corporate notes/bonds (other than those classified as Level 3) and asset-backed securities, the independent third party provides fair values determined from quoted prices that it obtains from vendors. The Company then corroborates the fair values received from the independent third party against the results of its internal valuation in order to corroborate the pricing provided by the independent third party.

The Company corroborates the fair values provided by the independent third party for bankers’ acceptances/bearer deposit notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, and credit ratings. The bankers’ acceptances/bearer deposit notes held by the Company are all issued by major banking organizations and have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for term deposits/certificates by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit ratings. The term deposits/certificates held by the Company are all issued by major banking organizations and have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for commercial paper and asset-backed commercial paper by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, dealer placed rates and credit ratings. The commercial paper held by the Company are all issued by major financing, corporate or capital organizations and have investment grade ratings. The asset-backed commercial paper held by the Company are all issued by major funding organizations and are predominantly backed by trade receivables and automobile loans and leases.

The Company corroborates the fair values provided by the independent third party for non-U.S. treasury bills/notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit rating. All non-U.S. treasury bills/notes held by the Company are issued by the federal and/or provincial governments of Canada and have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for U.S. treasury bills/notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities as provided by U.S. government bond dealers. All U.S. treasury bills/notes held by the Company are issued by the United States Department of the Treasury and have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for U.S. government sponsored enterprise notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities as provided by U.S. government bond dealers or prices as provided by the published index of U.S. Agency securities. The U.S. government sponsored enterprise notes held by the Company are primarily agency notes and collateralized mortgage obligations issued and backed by government organizations such as Freddie Mac and the Federal Home Loan Banks and all have investment grade ratings.

5

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The Company corroborates the fair values provided by the independent third party for non-U.S. government sponsored enterprise notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit ratings. The non-U.S. government sponsored enterprise notes held by the Company are primarily issued by investment banks backed by countries across the globe and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for corporate notes/bonds (other than those classified as Level 3) by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, yield curves, swap rates, credit ratings, industry comparable trades and spread history. The corporate notes/bonds held by the Company are all issued by major corporate organizations and have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for asset-backed securities by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in swap rates and spreads, credit ratings, pricing changes relative to asset class, priority in capital structure, principal payment windows, and maturity dates. All asset-backed securities held by the Company are issued by government or consumer agencies and are primarily backed by commercial automobile and equipment loans and leases. All asset-backed securities held by the Company have investment grade ratings.

Fair values for all investment categories provided by the independent third party that are in excess of 0.5% from the fair values determined by the Company are communicated to the third party for consideration of reasonableness. The independent third party considers the information provided by the Company before determining whether a change in the original pricing is warranted.

The fair values of corporate notes/bonds classified as Level 3, which represent investments in securities for which there is not an active market, are estimated using a discounted cash flow pricing methodology incorporating unobservable inputs such as anticipated monthly interest and principal payments received, existing and estimated defaults, and collateral value. The corporate notes/bonds classified as Level 3 held by the Company consist of securities received in a payment-in-kind distribution from a former structured investment vehicle.

The fair value of auction rate securities is estimated using a discounted cash flow model incorporating estimated weighted-average lives based on contractual terms, assumptions concerning liquidity, and credit adjustments of the security sponsor to determine timing and amount of future cash flows. Some of these inputs are unobservable.

The fair values of currency forward contracts and currency option contracts have been determined using notional and exercise values, transaction rates, market quoted currency spot rates, forward points, volatilities and interest rate yield curves. For currency forward contracts and currency option contracts, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Changes in assumptions could have a significant effect on the estimates.

6

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

As at June 1, 2013	Level 1	Level 2	Level 3	Total
Assets
Available-for-sale investments
Money market funds	$4	$—	$—	$4
Bankers’ acceptances/Bearer deposit notes	—	229	—	229
Term deposits/certificates	—	6	—	6
Commercial paper	—	568	—	568
Asset-backed commercial paper	—	235	—	235
Non-U.S. treasury bills/notes	—	144	—	144
U.S. treasury bills/notes	—	827	—	827
U.S. government sponsored enterprise notes	—	266	—	266
Non-U.S. government sponsored enterprise notes	—	62	—	62
Corporate notes/bonds	—	131	5	136
Asset-backed securities	—	177	—	177
Auction rate securities	—	—	36	36

Total available-for-sale investments	4	2,645	41	2,690
Currency forward contracts	—	37	—	37
Currency option contracts	—	6	—	6

Total assets	$4	$2,688	$41	$2,733

Liabilities
Currency forward contracts	$—	$35	$—	$35
Currency option contracts	—	6	—	6

Total liabilities	$—	$41	$—	$41

7

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

As at March 2, 2013	Level 1	Level 2	Level 3	Total
Assets
Available-for-sale investments
Money market funds	$5	$—	$—	$5
Bankers’ acceptances/Bearer deposit notes	—	114	—	114
Non-U.S. government promissory notes	—	50	—	50
Term deposits/certificates	—	157	—	157
Commercial paper	—	629	—	629
Non-U.S. treasury bills/notes	—	282	—	282
U.S. treasury bills/notes	—	619	—	619
U.S. government sponsored enterprise notes	—	156	—	156
Non-U.S. government sponsored enterprise notes	—	26	—	26
Corporate notes/bonds	—	213	5	218
Asset-backed securities	—	102	—	102
Auction rate securities	—	—	36	36

Total available-for-sale investments	5	2,348	41	2,394
Currency forward contracts	—	57	—	57
Currency option contracts	—	2	—	2

Total assets	$5	$2,407	$41	$2,453

Liabilities
Currency forward contracts	$—	$24	$—	$24
Currency option contracts	—	11	—	11

Total liabilities	$—	$35	$—	$35

The following table summarizes the changes in fair value of the Company’s Level 3 assets for the three months ended June 1, 2013 and June 2, 2012:

	For the three months ended
	June 1, 2013	June 2, 2012
Balance, beginning of period	$41	$68
Principal repayments	—	—

Balance, end of period	$41	$68

The Company recognizes transfers in and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurred. There were no significant transfers out of Level 3 assets during the three months ended June 1, 2013 and June 2, 2012.

8

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The Company’s Level 3 assets are comprised of auction rate securities and corporate notes/bonds consisting of securities received in a payment-in-kind distribution from a former structured investment vehicle.

The auction rate securities are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the estimated weighted-average life of each security based on its contractual details and expected paydown schedule based upon the underlying collateral, the value of the underlying collateral which would be realized in the event of a waterfall event, an estimate of the likelihood of a waterfall event and an estimate of the likelihood of a permanent auction suspension. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the probability of a waterfall event is accompanied by a directionally opposite change in the assumption used for the probability of a permanent suspension. A waterfall event occurs if the funded reserves of the securities become insufficient to make the interest payments, resulting in the disbursement of the securities’ underlying collateral, the value which is currently greater than the fair value of the securities, to the security holders.

The corporate notes/bonds are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the anticipated future monthly principal and interest payments, an estimated rate of decrease of those payments, the value of the underlying collateral, the number of securities currently in technical default as grouped by the underlying collateral, an estimated average recovery rate of those securities and assumptions surrounding additional defaults. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the anticipated monthly payments is accompanied by a directionally similar change in the average recovery rate and a directionally opposite change in the yearly decrease in payments and additional default assumptions.

The following table presents the significant unobservable inputs used in the fair value measurement of each of the above Level 3 assets, as well as the impact on the fair value measurement resulting from a significant increase or decrease in each input in isolation:

As at June 1, 2013	Fair Value	Valuation Technique	Unobservable Input	Range (weighted average)	Effect of Significant Increase/(Decrease) in Input on Fair Value
Auction rate securities	$36	Discounted cash flow	Weighted-average life	10 - 21 years (16 years)	(Decrease)/increase

			Collateral value (as a % of fair value)	103 - 137% (116%)	Increase/(decrease)

			Probability of waterfall event	5 - 10% (8%)	Increase/(decrease)

			Probability of permanent suspension of auction	5 - 10% (8%)	(Decrease)/increase

Corporate bonds/notes	$5	Discounted cash flow	Anticipated monthly principal and interest payments	$0.2 million	Increase/(decrease)

			Yearly decrease in payments	10%	(Decrease)/increase

			Collateral value (as a % of fair value)	180%	Increase/(decrease)

			Current securities in technical default, by collateral grouping	0 - 100% (15%)	(Decrease)/increase

			Average recovery rate of securities in technical default	30%	Increase/(decrease)

			Additional default assumptions	0 - 44% (18%)	(Decrease)/increase

9

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

4.	CONSOLIDATED BALANCE SHEETS DETAILS

Inventories

Inventories were comprised of the following:

	As at
	June 1, 2013	March 2, 2013
Raw materials	$641	$588
Work in process	629	371
Finished goods	80	78
Provision for excess and obsolete inventories	(463)	(434)

	$887	$603

Property, plant and equipment, net

Property, plant and equipment were comprised of the following:

	As at
	June 1, 2013	March 2, 2013
Cost
Land	$119	$119
Buildings, leasehold improvements and other	1,276	1,298
BlackBerry operations and other information technology	2,472	2,440
Manufacturing equipment, research and development equipment and tooling	515	486
Furniture and fixtures	580	570

	4,962	4,913
Accumulated amortization	2,762	2,610

Net book value	$2,200	$2,303

10

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Intangible assets, net

Intangible assets were comprised of the following:

	As at June 1, 2013
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$465	$283	$182
Intellectual property	4,477	1,146	3,331

	$4,942	$1,429	$3,513

	As at March 2, 2013
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$455	$262	$193
Intellectual property	4,382	1,127	3,255

	$4,837	$1,389	$3,448

During the first quarter of fiscal 2014, the additions to intangible assets primarily consisted of payments relating to amended or renewed licensing agreements, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry related features.

Based on the carrying value of the identified intangible assets as at June 1, 2013 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the remainder of fiscal 2014 and each of the succeeding years is expected to be as follows: 2014 - $903 million; 2015 - $971 million; 2016 - $375 million; 2017 - $329 million; and 2018 - $268 million.

5.	COST OPTIMIZATION PROGRAMS

Cost Optimization and Resource Efficiency (“CORE”) Program

In March 2012, the Company commenced the CORE program with the objective of improving the Company’s operations and increasing efficiency. The program includes, among other things, the streamlining of the BlackBerry smartphone product portfolio, the optimization of the Company’s global manufacturing footprint, the outsourcing of global repair services, the alignment of the Company’s sales and marketing teams and a reduction in the number of layers of management. On June 28, 2012, the Company announced that it would be reducing its global workforce across all functions by approximately 5,000 employees, representing approximately 30% of the total global workforce, and that all impacted employees would receive severance packages and outplacement support. The Company incurred approximately $220 million in total pre-tax charges related to the CORE program in fiscal 2013, related to employee termination benefits, facilities costs and manufacturing network simplification costs. On March 28, 2013 the Company announced that it would continue to seek further efficiencies and cost saving opportunities throughout fiscal 2014. The Company expects to incur approximately $100 million in pre-tax charges related to the CORE program in fiscal 2014. During the first quarter of fiscal 2014, the Company incurred charges and made cash payments related to employee termination benefits and facilities costs as shown in the table below. Other charges and cash costs may occur as programs are implemented or changes are completed.

11

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table sets forth the activity in the Company’s CORE program liability in the three months ended June 1, 2013:

	Employee Termination Benefits	Facilities Costs	Manufacturing Costs	Total
Balance as at March 2, 2013	$9	$18	$2	$29
Charges incurred	10	1	—	11
Cash payments made	(19)	(6)	—	(25)

Balance as at June 1, 2013	$—	$13	$2	$15

The CORE program charges incurred in the three months ended June 1, 2013 were as follows:

Research and development	10
Selling, marketing and administration	16

Total CORE program charges	$26

As part of the CORE program, the Company has decided to sell certain redundant assets and discontinue certain operations to drive cost savings and efficiencies in the Company. As a result, certain property, plant and equipment assets have been classified as held for sale on the Company’s consolidated balance sheets as at June 1, 2013, valued at $105 million, the lower of carrying value and fair value less costs to sell. Further, the Company has recorded a loss of approximately $15 million related to the write-down to fair value less costs to sell of the assets held for sale, which has been included in the selling, marketing and administration expenses on the Company’s consolidated statements of operations and included in the total CORE charges presented above. Assets held for sale are expected to be sold within the next twelve months.

In fiscal 2013 the Company sold 100% of the shares of its wholly-owned subsidiary, NewBay Software Limited (“NewBay”) and as a result, the operating results of NewBay are presented as discontinued operations in the Company’s consolidated statements of operations for the three months ended June 2, 2012.

The following table sets forth the components of the Company’s loss from discontinued operations:

	For the three months ended
	June 1, 2013	June 2, 2012
Revenues from discontinued operations	$—	$6

Loss from discontinued operations, before tax	$—	$(8)
Income tax recovery	—	—

Loss from discontinued operations, net of tax	$—	$(8)

12

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

6.	PRODUCT WARRANTY

The Company estimates its warranty costs at the time of revenue recognition based on historical experience and expectations of future return rates and unit warranty repair costs. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates. The warranty accrual is included in accrued liabilities on the Company’s consolidated balance sheets.

The changes in the Company’s warranty expense and actual warranty experience for the three months ended June 1, 2013 as well as the accrued warranty obligations as at June 1, 2013 are set forth in the following table:

Accrued warranty obligations as at March 2, 2013	$318
Warranty costs incurred for the three months ended June 1, 2013	(100)
Warranty provision for the three months ended June 1, 2013	119
Adjustments for changes in estimate for the three months ended June 1, 2013	(24)

Accrued warranty obligations as at June 1, 2013	$313

7.	INCOME TAXES

For the three months ended June 1, 2013, the Company’s net income tax recovery was $80 million or a net effective income tax recovery rate of 49% compared to a net income tax recovery of $122 million or a net effective income tax recovery rate of 19% in the three months ended June 2, 2012. The Company’s effective income tax recovery rate reflects the geographic mix of earnings in jurisdictions with different income tax rates.

The Company has not recorded a valuation allowance against its deferred income tax assets as at June 1, 2013 or June 2, 2012.

The Company’s total unrecognized income tax benefits as at June 1, 2013 was $29 million (March 2, 2013 - $29 million). As at June 1, 2013, all of the unrecognized income tax benefits of $29 million have been netted against current income taxes payable and other non-current income taxes payable on the Company’s consolidated balance sheets.

The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes as well as the provisions for indirect and other taxes and related penalties and interest. The Company believes it is reasonably possible that approximately $16 million of its gross unrecognized income tax benefits will be realized in the next twelve months. The Company has other non-Canadian income tax audits pending. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations.

The Company recognizes interest and penalties related to unrecognized income tax benefits as interest expense that is netted and reported within investment income. The amount of interest accrued as at June 1, 2013 was $6 million (March 2, 2013 – $6 million). The amount of penalties accrued as at June 1, 2013 was nominal (March 2, 2013 – nominal).

13

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

8.	STOCK-BASED COMPENSATION

Stock Option Plan

The Company recorded a charge to income and a credit to paid-in-capital of approximately $2 million for the three months ended June 1, 2013 ($2 million for the three months ended June 2, 2012) in relation to stock-based compensation expense.

The Company has presented excess tax deficiencies from the exercise of stock-based compensation awards as a financing activity in the consolidated statements of cash flows.

Stock options previously granted under the plan generally vest over a period of three years to a maximum of five years and are generally exercisable over a period of five years to a maximum of seven years from the grant date. The Company issues new shares to satisfy stock option exercises. There are 5 million shares in the equity pool available for future grants under the Company’s equity plans as at June 1, 2013.

A summary of option activity since March 2, 2013 is shown below:

	Options Outstanding
	Number (in 000’s)	Weighted- Average Exercise Price	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (millions)
Balance as at March 2, 2013	7,260	$27.53
Forfeited/cancelled/expired during the period	(319)	36.11

Balance as at June 1, 2013	6,941	$26.86	3.28	$32

Vested and expected to vest as at June 1, 2013	6,589	$27.86	3.22	$30

Exercisable as at June 1, 2013	1,981	$74.14	0.66	$—

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on June 1, 2013 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on June 1, 2013. During the three months ended June 1, 2013, there were no options exercised.

14

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

A summary of unvested stock options since March 2, 2013 is shown below:

	Options Outstanding
	Number (000’s)	Weighted-Average Grant Date Fair Value
Balance as at March 2, 2013	5,187	$4.71
Vested during the period	(41)	33.11
Forfeited during the period	(186)	5.84

Balance as at June 1, 2013	4,960	$4.44

As at June 1, 2013, there was $17 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.6 years. The total fair value of stock options vested during the three months ended June 1, 2013 was $1 million.

During the three months ended June 1, 2013, there were no stock options granted (June 2, 2012 - nil).

Restricted Share Unit Plan

The Company recorded compensation expense with respect to Restricted Share Units (“RSUs”) of approximately $18 million for the three months ended June 1, 2013 ($23 million for the three months ended June 2, 2012).

A summary of RSU activity since March 2, 2013 is shown below:

	RSUs Outstanding
	Number (000’s)	Weighted Average Grant Date Fair Value	Average Remaining Contractual Life in Years	Aggregate Instrinsic Value (millions)
Balance as at March 2, 2013	15,185	$13.83
Granted during the period	221	15.11
Vested during the period	(283)	47.64
Cancelled during the period	(502)	14.11

Balance as at June 1, 2013	14,621	$13.18	1.37	$204

Vested and expected to vest at June 1, 2013	13,604	$13.21	1.36	$190

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of the Company’s common shares on June 1, 2013) that would have been received by RSU holders if all RSUs had been vested on June 1, 2013.

Tax deficiencies incurred by the Company related to the RSUs vested was $1 million for the three months ended June 1, 2013 (June 2, 2012 - $4 million).

15

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

In order to comply with its obligation to deliver shares upon vesting, the Company purchases shares via a trustee selected by the Company or issues new common shares. The purchased shares are classified as treasury stock for accounting purposes and included in the shareholders’ equity section of the Company’s consolidated balance sheets. No common shares were purchased during the three months ended June 1, 2013 or June 2, 2012.

As at June 1, 2013, there was $127 million of unrecognized compensation expense related to RSUs which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.40 years.

During the three months ended June 1, 2013 there were 221,149 RSUs granted (June 2, 2012 - no RSUs were granted), of which 146,357 will be settled upon vesting by the issuance of new common shares.

Deferred Share Unit Plan

The Company issued 31,427 Deferred Share Units (“DSUs”) in the three months ended June 1, 2013. There were 0.3 million DSUs outstanding as at June 1, 2013 (June 2, 2012 - 0.1 million). The Company had a liability of $5 million in relation to the DSU plan as at June 1, 2013 (June 2, 2012 - $2 million).

9.	CAPITAL STOCK

The following details the changes in issued and outstanding common shares for the three months ended June 1, 2013:

	Capital Stock and Additional Paid-In Capital		Treasury Stock
	Stock Outstanding (000’s)	Amount	Stock Outstanding (000’s)	Amount
Common shares outstanding as at March 2, 2013	524,160	$2,431	9,020	$(234)
Stock-based compensation	—	20	—	—
Tax deficiencies related to stock-based compensation	—	(1)	—	—
Treasury stock vested	—	(8)	(284)	8

Common shares outstanding as at June 1, 2013	524,160	$2,442	8,736	$(226)

The Company had 524 million voting common shares outstanding, 6.8 million options to purchase voting common shares, 14.4 million RSUs and 0.3 million DSUs outstanding as at June 24, 2013.

16

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

10.	EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three months ended
	June 1, 2013	June 2, 2012
Loss for basic and diluted loss per share available to common shareholders from continuing operations	$(84)	$(510)

Loss for basic and diluted loss per share available to common shareholders from discontinued operations	$—	$(8)

Weighted-average number of shares outstanding (000’s) - basic	524,160	524,160
Effect of dilutive securities (000’s) - stock-based compensation	—	—

Weighted-average number of shares and assumed conversions (000’s) - diluted	524,160	524,160

Loss per share - reported
Basic and diluted loss per share from continuing operations	$(0.16)	$(0.97)
Basic and diluted loss per share from discontinued operations	$—	$(0.02)

Total basic and diluted loss per share	$(0.16)	$(0.99)

The Company has not presented the dilutive effect of in-the-money options or RSUs that will be settled upon vesting by the issuance of new common shares in the calculation of loss per share for the three months ended June 1, 2013 as to do so would be antidilutive. As at June 1, 2013, there were 4,891,714 options and 6,199,109 RSUs outstanding that may have a dilutive effect on earnings per share in future periods.

17

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

11.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in AOCI by component, net of tax, for the three months ended June 1, 2013 were as follows:

	Unrealized Gains (losses) on Cash Flow Hedges	Unrealized Gains on Available-for-Sale Securities	Total
AOCI as at March 2, 2013	$(6)	$2	$(4)
Other comprehensive income before reclassifications	2	—	2
Amounts reclassified from AOCI into income	2	—	2

Other comprehensive income for the period	4	—	4

AOCI as at June 1, 2013	$(2)	$2	$—

The effects on net income of amounts reclassified from AOCI into income by component for the three months ended June 1, 2013 were as follows:

Location of loss reclassified from AOCI into income	Gains and Losses on Cash Flow Hedges	Gains and Losses on Available-for-Sale Securities	Total
Revenue	$2	—	$2
Selling, marketing and administration	1	—	1
Recovery of income taxes	(1)	—	(1)

Total amount reclassified into income, net of tax	$2	$—	$2

12.	FOREIGN EXCHANGE GAINS AND LOSSES

Selling, marketing and administration expense for the three months ended June 1, 2013 included $19 million with respect to foreign exchange losses (three months ended June 2, 2012 – foreign exchange losses of $11 million).

13.	COMMITMENTS AND CONTINGENCIES

(a)	Credit facility

The Company has a $500 million senior secured revolving credit facility (the “Facility”) for working capital and general corporate purposes with a syndicate of commercial banks. The Facility, which is subject to certain financial covenants, expires on September 6, 2013 and is secured by accounts receivable and inventory of the Company and certain of its subsidiaries. The Company has provided collateral of approximately $5 million for its outstanding letters of credit as of June 1, 2013. The collateral is held with one of the Company’s banking partners and is recorded within short-term investments.

18

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

(b)	Litigation

The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors” in the Company’s unaudited Annual Information Form (“AIF”) for the fiscal year ended March 2, 2013, which is included in the Company’s Annual Report on Form 40-F, including the risk factor entitled “The Company is subject to general commercial litigation, class action and other litigation claims as part of its operations, and it could suffer significant litigation expenses in defending these claims and could be subject to significant damage awards or other remedies”.

Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Additional lawsuits and claims, including purported class actions and derivative actions, may be filed or made based upon the Company’s historical stock option granting practices. Management assesses such claims in accordance with the policy described above.

As of June 1, 2013, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made. Further, there are claims outstanding for which the Company has assessed the potential loss as reasonably possible to result, however an estimate of the amount of loss cannot reasonably be made. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: the early stages of a proceeding, which does not require the claimant to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

For additional unaudited information regarding the Company’s legal proceedings see “Legal Proceedings” in the Company’s AIF for the fiscal year ended March 2, 2013, which is included in the Company’s Annual Report on Form 40-F, and “Legal Proceedings” in the unaudited Management’s Discussion and Analysis of financial condition and results of operations for fiscal 2013.

19

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

(c)	Concentrations in certain areas of the Company’s business

The Company attempts to ensure that most components essential to the Company’s business are generally available from multiple sources, however certain components are currently obtained from limited sources within a competitive market which subjects the Company to significant supply, availability and pricing risks. Many components are at times subject to industry-wide shortages and significant commodity pricing fluctuations including those that are available from multiple sources. In addition, the Company has entered into various agreements for the supply of components, the manufacturing of its products and agreements that allow the Company to use intellectual property owned by other companies; however, there can be no guarantee that the Company will be able to extend or renew these agreements on similar terms, or at all. Therefore, the Company remains subject to significant risks of supply shortages, intellectual property litigation risk as well as potential price increases that can materially adversely affect its financial condition and operating results.

The Company also uses some custom components that are not common to the rest of the industry, and new products introduced by the Company often utilize custom components available from only one source for a period of time. When a component or product uses new technologies, initial capacity constraints may exist until the suppliers’ yields have matured or manufacturing capacity has increased. If the Company’s supply of components for a new or existing product were delayed or constrained the Company’s financial condition and operating results could be materially adversely affected. Further, if the Company was not able to find an alternative source for the necessary quantities, the Company’s business and financial performance could also be materially adversely affected. Continued availability of these components at acceptable prices, or at all, may be affected if those suppliers concentrate on the production of common components instead of components customized to meet the Company’s requirements.

Substantially all of the Company’s hardware products are manufactured by outsourcing partners that are located primarily in Europe, Asia or Mexico. A significant concentration of this manufacturing is currently performed by a small number of outsourcing partners. Although the Company works closely with its outsourcing partners on manufacturing schedules, the Company’s operating results could be adversely affected if its outsourcing partners were unable to meet their production commitments.

(d)	Indemnifications

The Company enters into certain agreements that contain indemnification provisions under which the Company could be subject to costs and damages, including in the event of an infringement claim against the Company or an indemnified third party. Such intellectual property infringement indemnification clauses are generally not subject to any dollar limits and remain in effect for the term of the Company’s agreements. To date, the Company has not encountered material costs as a result of such indemnifications.

The Company has entered into indemnification agreements with its directors and executive officers. Under these agreements, the Company agreed, subject to applicable law, to indemnify its directors and executive officers against all costs, charges and expenses reasonably incurred by such individuals in respect of any civil, criminal or administrative action which could arise by reason of their status as directors or officers. The Company maintains liability insurance coverage for the benefit of its directors and executive officers to reduce its exposure to such obligations. The Company has not encountered material costs as a result of such indemnifications in the current year. See the Company’s Management Information Circular for fiscal 2013 for additional information regarding the Company’s indemnification agreements with its directors and executive officers.

20

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

14.	DERIVATIVE FINANCIAL INSTRUMENTS

The notional amounts and fair values of financial instruments outstanding were as follows:

	As at June 1, 2013
	Notional Amount	Estimated Fair Value
Assets (Liabilities)
Currency forward contracts - asset	$2,450	$37
Currency option contracts - asset	475	6
Currency forward contracts - liability	1,976	(35)
Currency option contracts - liability	378	(6)

	As at March 2, 2013
	Notional Amount	Estimated Fair Value
Assets (Liabilities)
Currency forward contracts - asset	$2,356	$57
Currency option contracts - asset	309	2
Currency forward contracts - liability	1,332	(24)
Currency option contracts - liability	426	(11)

Foreign Exchange

The Company uses derivative instruments to manage exposures to foreign exchange risk resulting from transactions in currencies other than its functional currency, the U.S. dollar. The Company’s currency risk management objective in holding derivative instruments is to reduce the volatility of current and future income as a result of changes in foreign currency exchange rates. To limit its exposure to adverse movements in foreign currency exchange rates, the Company enters into foreign currency forward and option contracts. The Company does not use derivative instruments for speculative purposes.

The majority of the Company’s revenues in the three months ended June 1, 2013 were transacted in U.S. dollars. However, portions of the revenues are denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead, are incurred primarily in Canadian dollars but also incurred in Euros and British Pounds. The Company enters into forward and option contracts to hedge portions of these anticipated transactions to reduce the volatility on income associated with the foreign currency exposures. The Company also enters into forward and option contracts to reduce the effects of foreign exchange gains and losses resulting from the revaluation of certain foreign currency monetary assets and liabilities.

The Company records all derivative instruments at fair value on the consolidated balance sheets. The fair value of these instruments is calculated based on notional and exercise values, transaction rates, market quoted currency spot rates, forward points, volatilities and interest rate yield curves. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative instrument and whether it is designated as a hedge.

21

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The Company’s accounting policies for these instruments outline the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in the value of the hedged items. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge and any associated deferred gains and losses in AOCI are recognized in income at that time. Any future changes in the fair value of the instrument are recognized in current income.

For any derivative instruments that do not meet the requirements for hedge accounting, or for any derivative instrument for which hedge accounting is not elected, the changes in fair value of the instruments are recognized in income in the current period and will generally offset the changes in the fair value of the associated asset, liability or forecasted transaction.

The Company enters into forward and option contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in AOCI and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income. For the three months ended June 1, 2013, there were no realized gains or losses on forward contracts which were ineffective upon maturity (three months ended June 2, 2012 - $7 million in realized gains). As at June 1, 2013 and June 2, 2012, the outstanding derivatives designated as cash flow hedges were considered to be fully effective. The maturity dates of these instruments range from June 2013 to May 2014. As at June 1, 2013, the net unrealized loss on these forward and option contracts (including option premiums paid) was $3 million (June 2, 2012 - net unrealized gain of $57 million). Unrealized gains associated with these contracts were recorded in other current assets and AOCI. Unrealized losses were recorded in accrued liabilities and AOCI. Option premiums were recorded in AOCI. As at June 1, 2013, the Company estimates that approximately $3 million of net unrealized losses on these forward and option contracts will be reclassified into income within the next twelve months.

The following table shows the fair values of derivative instruments designated as cash flow hedges on the consolidated balance sheets:

	As at
	June 1, 2013		March 2, 2013
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Currency forward contracts - asset	Other current assets	$13	Other current assets	$13
Currency option contracts - asset	Other current assets	6	Other current assets	2
Currency forward contracts - liability	Accrued liabilities	12	Accrued liabilities	10
Currency option contracts - liability	Accrued liabilities	5	Accrued liabilities	10

Currency option contracts - premiums	Accumulated other comprehensive income	$5	Accumulated other comprehensive income	$3

22

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statement of operations and the consolidated statement of comprehensive income for the three months ended June 1, 2013:

	Amount of Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
Currency forward contracts	$9	Revenue	$1
Currency option contracts	(3)	Revenue	(3)
Currency forward contracts	(2)	Cost of sales	—
Currency option contracts	—	Cost of sales	—
Currency forward contracts	(2)	Selling, marketing and administration	(1)
Currency option contracts	—	Selling, marketing and administration	—
Currency forward contracts	(4)	Research and development	—
Currency option contracts	(1)	Research and development	—

	Amount of Gain (Loss) Recognized in Income on Derivative Instruments (Ineffective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Ineffective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Ineffective Portion)
Currency forward contracts	$—	Selling, marketing and administration	$—

The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statement of operations and the consolidated statements of comprehensive income for the three months ended June 2, 2012:

	Amount of Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Currency forward contracts	$47	Revenue	$21
Currency option contracts	15	Revenue	—
Currency forward contracts	(2)	Cost of sales	1
Currency option contracts	—	Cost of sales	—
Currency forward contracts	(1)	Selling, marketing and administration	1
Currency option contracts	—	Selling, marketing and administration	—
Currency forward contracts	(2)	Research and development	2
Currency option contracts	—	Research and development	(1)

	Amount of Gain (Loss) Recognized in Income on Derivative Instruments (Ineffective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Ineffective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Ineffective Portion)
Currency forward contracts	$—	Selling, marketing and administration	$7

23

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

As part of its currency risk management strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign exchange forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting, and any realized and unrealized gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the asset or liability. The maturity dates of these instruments range from June 2013 to February 2014. As at June 1, 2013, there were no unrealized gains or losses recorded in respect of these instruments (March 2, 2013 - net unrealized gains of $29 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration expenses. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration expenses.

The following table shows the fair values of derivative instruments that are not subject to hedge accounting on the consolidated balance sheets:

	As at
	June 1, 2013		March 2, 2013
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Currency forward contracts - asset	Other current assets	$24	Other current assets	$44
Currency option contracts - asset	Other current assets	—	Other current assets	—
Currency forward contracts - liability	Accrued liabilities	23	Accrued liabilities	14
Currency option contracts - liability	Accrued liabilities	1	Accrued liabilities	1

The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statement of operations for the three months ended June 1, 2013:

	Location of Gain (Loss) Recognized in Income on Derivative Instruments	Amount of Gain (Loss) in Income on Derivative Instruments
Currency forward contracts	Selling, marketing and administration	$(11)
Currency option contracts	Selling, marketing and administration	3

The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statement of operations for the three months ended June 2, 2012:

	Location of Gain (Loss) Recognized in Income on Derivative Instruments	Amount of Gain (Loss) in Income on Derivative Instruments
Currency forward contracts	Selling, marketing and administration	$66
Currency option contracts	Selling, marketing and administration	1

Credit Risk

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the

24

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Company deems the credit exposure to that counterparty to be nil. As at June 1, 2013, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains, was 36% (March 2, 2013 – 29%). As at June 1, 2013, the Company had a total credit risk exposure across all counterparties with outstanding or unsettled foreign exchange derivative instruments of $5 million on a notional value of $4.1 billion (March 2, 2013 - $35 million total risk exposure on a notional value of $1.8 billion).

The Company maintains Credit Support Annexes (“CSAs”) with several of its counterparties. These CSAs require that the outstanding net position of all contracts to be made whole by the paying or receiving of collateral to or from the counterparties on a daily basis, subject to exposure and transfer thresholds. As at June 1, 2013 the Company was holding $2 million of collateral from counterparties, which approximated the fair value of those contracts. As with the derivatives recorded in an unrealized gain position, this amount is recorded in other current assets.

The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at June 1, 2013, no single issuer represented more than 27% of the total cash, cash equivalents and investments (March 2, 2013 - no single issuer represented more than 22% of the total cash and cash equivalents and investments).

Interest Rate Risk

Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.

15.	SEGMENT DISCLOSURES

The Company is organized and managed as a single reportable operating segment. The Company currently sells an integrated BlackBerry wireless communications platform solution, which includes the sale of BlackBerry handheld devices and the provision of data communication, compression and security infrastructure services, which enable BlackBerry handheld wireless devices to send and receive wireless messages and data. For enterprise customers, the Company currently sells an integrated BlackBerry Enterprise Server software solution that gives corporate and government customers the ability to set and enforce specific information technology policies to manage their BlackBerry handheld wireless devices when the data services pass through BlackBerry’s Relay and Provisioning infrastructure.

25

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Revenue from continuing operations, classified by major geographic segments in which the Company’s customers are located, was as follows:

	For the three months ended
	June 1, 2013		June 2, 2012
North America
Canada	$263	8.6%	$100	3.6%
United States	498	16.2%	694	24.7%

	761	24.8%	794	28.3%
Europe, Middle East and Africa	1,343	43.7%	1,029	36.6%
Latin America	449	14.6%	580	20.7%
Asia Pacific	518	16.9%	405	14.4%

	$3,071	100.0%	$2,808	100.0%

	For the three months ended
	June 1,	June 2,
	2013	2012
Revenue mix
Hardware	$2,181	$1,669
Service	794	997
Software	60	69
Other	36	73

	$3,071	$2,808

	As at
	June 1,	March 2,
	2013	2013
Property, plant and equipment and intangible assets
Canada	$5,126	$5,109
United States	369	413
United Kingdom	28	30
Other	190	199

	$5,713	$5,751

26

Research In Motion Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

	As at
	June 1,	March 2,
	2013	2013
Total assets
Canada	$8,753	$8,252
United States	1,277	1,713
United Kingdom	941	1,071
Other	2,106	2,129

	$13,077	$13,165

16.	CASH FLOW INFORMATION

Cash flows resulting from net changes in working capital items are as follows:

	For the three months ended
	June 1,	June 2,
	2013	2012
Accounts receivable, net	$(183)	$511
Other receivables	7	241
Inventories	(284)	11
Income taxes receivable	564	(59)
Other current assets	145	(147)
Accounts payable	105	(108)
Accrued liabilities	118	(280)
Deferred revenue	(196)	226

	$276	$395

27

DOCUMENT 2

RESEARCH IN MOTION LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 1, 2013

June 28, 2013

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Research In Motion Limited (the “Company”) for the three months ended June 1, 2013, as well as the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the fiscal year ended March 2, 2013. The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.

The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A provides information for the three months ended June 1, 2013 and up to and including June 28, 2013.

Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended March 2, 2013 (the “AIF”), which is included in the Company’s Annual Report on Form 40-F for the fiscal year ended March 2, 2013 (the “Annual Report”), can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

•	the Company’s expectations regarding new product initiatives and timing, including the BlackBerry 10 platform and BlackBerry 10 smartphones;

•	the Company’s plans and expectations regarding new service offerings, and assumptions regarding its service revenue model;

•	the Company’s plans, strategies and objectives, and the anticipated opportunities and challenges in fiscal 2014;

•	anticipated demand for, and the Company’s plans and expectations relating to, programs to drive sell-through of the Company’s BlackBerry 7 and 10 smartphones and BlackBerry PlayBook tablets;

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	the Company’s expectations regarding financial results for the second quarter of fiscal 2014;

•	the Company’s expectations with respect to the sufficiency of its financial resources;

•	the Company’s ongoing efforts to streamline its operations and its expectations relating to the benefits of its Cost Optimization and Resource Efficiency (“CORE”) program and similar strategies;

•	the Company’s plans and expectations regarding marketing and promotional programs;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	assumptions and expectations described in the Company’s critical accounting policies and estimates.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements in this MD&A, including in the sections entitled “Executive Summary”, “Results of Continuing Operations – Three months ended June 1, 2013 compared to three months ended June 2, 2012 – Revenue – Revenue by Category – Hardware Revenue”, “Results of Continuing Operations – Three months ended June 1, 2013 compared to three months ended June 2, 2012 – Revenue – Revenue by Category – Service Revenue”, “Results of Continuing Operations – Three months ended June 1, 2013 compared to three months ended June 2, 2012 – Revenue – Revenue Trends”, “Financial Condition – Liquidity and Capital Resources – Current Assets” and “Financial Condition – Credit Facilities and Other Funding Sources”. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances, including but not limited to, the launch timing and success of products based on the BlackBerry 10 platform, general economic conditions, product pricing levels and competitive intensity, supply constraints, the Company’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, and the Company’s expectations regarding the cash flow generation of its business. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, most of which are discussed in greater detail in the “Risk Factors” section of the Company’s AIF, which is included in the Company’s Annual Report. These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements:

•

the Company’s ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, including risks related to new product introductions;

•

risks related to the Company’s ability to offset or mitigate the impact of the anticipated decline in the Company’s infrastructure access fees on its consolidated revenue by developing an integrated services and software offering;

•

intense competition, rapid change and significant strategic alliances within the Company’s industry, including potential future strategic transactions by its competitors or carrier partners, which could weaken the Company’s competitive position or may require the Company to reduce its prices to compete effectively;

•

the Company’s ability to establish new, and to build on existing relationships with its network carrier partners and distributors, and its reliance on its network carrier partners to help promote the BlackBerry 10 platform and BlackBerry 10 smartphones;

•	risks associated with the Company’s foreign operations, including risks related to recent political and economic developments in Venezuela and the impact of foreign currency restrictions;

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•

the efficient and uninterrupted operation of the Company’s network operations center and the networks of its carrier partners, and the risk of other business interruptions, including costs, potential liabilities, lost revenues and reputational damage associated with service interruptions;

•	risks related to the Company’s ability to implement and to realize the anticipated benefits of its CORE program and to continue to realize cost reductions in the future;

•	risks related to the Company’s ability to maintain or increase its cash balance;

•	the occurrence or perception of a breach of the Company’s security measures, or an inappropriate disclosure of confidential or personal information;

•	dependence on key personnel and the Company’s ability to attract and retain key personnel;

•	third-party claims for infringement of intellectual property rights by the Company and the outcome of any litigation with respect thereto;

•	the Company’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	the Company’s ability to expand and manage BlackBerry® World™;

•	potential liabilities or costs related to the collection, storage, transmission, use and disclosure of user and personal information;

•	the Company’s ability to manage inventory and asset risk;

•

the Company’s reliance on its suppliers for functional components, including the suppliers the Company has selected for its BlackBerry 10 smartphones, and the risk that suppliers will not supply components on a timely basis, in sufficient quantities or of the desired quality;

•	the Company’s ability to obtain rights to use software or components supplied by third parties;

•	the Company’s ability to successfully maintain and enhance its brand;

•	restrictions on import and use of the Company’s products and services in certain countries due to encryption of the products and services;

•	the Company’s ability to continue to adapt to recent board and management changes and headcount reductions;

•

reliance on strategic alliances and relationships with third-party network infrastructure developers, software platform vendors and service platform vendors, including the Company’s ability to promote and advance the development of an ecosystem of applications and services for the BlackBerry 10 platform;

•	the Company’s reliance on third-party manufacturers for certain products and its ability to manage its production and repair process;

•	the continued quality and reliability of the Company’s products and services and the potential effect of defects in products and services;

•	general commercial litigation, class action and other litigation claims, including purported class action claims relating to the Company’s operations;

•

risks associated with litigation claims against the Company arising from the Company’s practice of providing a forward-looking outlook to its shareholders with respect to certain financial metrics, including the Company’s practice of updating a previous outlook where circumstances warrant;

•	potential charges relating to the impairment of intangible assets recorded on the Company’s balance sheet;

•	risks as a result of actions of activist shareholders;

•	government regulation of wireless spectrum and radio frequencies;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	risks associated with acquisitions, investments and other business initiatives;

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	foreign exchange risks as the Company transacts globally in currencies other than the U.S. dollar;

•	regulation, certification and health risks, and risks relating to the misuse of the Company’s products;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with the Company’s worldwide operations;

•	market and credit risk associated with the Company’s cash, cash equivalents and short-term or long-term investments;

•	risks related to the failure of the Company’s suppliers, subcontractors, third-party distributors and representatives to use acceptable ethical business practices or comply with applicable laws;

•	the potential impact of copyright levies in numerous countries;

•	the Company’s ability to manage its past growth and its ongoing development of service and support operations; and

•	costs and other burdens associated with recently-adopted regulations regarding conflict minerals.

Any statements that are forward-looking statements are intended to enable the Company’s shareholders to view the anticipated performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting the Company’s financial results for future periods, particularly over longer periods, given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry.

The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Overview

A global leader in wireless innovation, the Company revolutionized the mobile industry with the introduction of the BlackBerry solution in 1999. Today, the Company aims to inspire the success of its millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, the Company operates offices in North America, Europe, Asia Pacific and Latin America. Effective January 30, 2013, the Company began to operate around the world under the iconic name BlackBerry. The Company will seek shareholder approval to change the legal name of the Company to BlackBerry at the Company’s next Annual and Special Meeting. The Company’s common shares are listed on the NASDAQ Global Select Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB).

With the BlackBerry platform, the Company believes it offers a market-leading wireless communications experience with push-based connectivity, industry-leading security and enterprise manageability, excellent radio performance and differentiated social applications, such as BlackBerry Messenger (“BBM”), that provide immediacy, productivity and collaboration. The Company’s latest products are its premium BlackBerry 10 smartphone models, the Z10 and Q10, with Long Term Evolution (“LTE”) capability.

BlackBerry World, the Company’s comprehensive electronic content distribution catalogue, is available to customers in over 100 markets globally, with other markets expected to follow. The continued expansion of the catalogue of applications and other content is an important element of the Company’s successful transition to its next-generation BlackBerry 10 smartphones and the success of the BlackBerry PlayBook tablet, and requires a substantial investment of internal resources for development of the infrastructure, improvement of developer and consumer interfaces and advertising costs. As of the end of the first quarter of fiscal 2014, there are over 120,000 applications available for BlackBerry 10 smartphones and over 220,000 applications in total available through BlackBerry World.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

BlackBerry is the leading smartphone in several markets around the world. The primary regions experiencing recent growth for the Company include Asia Pacific and Europe, Middle East and Africa. The Company has experienced a decline in revenue and market share, particularly in the United States, due to intense competition in that market, as discussed below in the “Results of Continuing Operations – Three months ended June 1, 2013 compared to three months ended June 2, 2012 – Revenue Trends”.

Revenue

The Company currently has a strong balance sheet with negligible debt and approximately $3.1 billion in cash, cash equivalents and investments as of June 1, 2013. In the first quarter of fiscal 2014, the Company had sales of $3.1 billion and incurred a loss from continuing operations of $84 million, or $0.16 per share diluted.

The Company’s sources of revenue include sales of hardware, services, software and other revenue, as described in greater detail in its Annual Report.

Operational and Strategic Review and CORE Program

The Company is in the ongoing process of completing the largest platform and organizational transition in its history, with a view to better position the Company to achieve growth and to continue to be a leading company in the wireless communications industry. The Company’s first quarter results reflect the product and platform transition underway, ongoing market challenges and the competitive dynamics across many markets. J.P. Morgan Securities LLC and RBC Capital Markets continue to act for the Company in reviewing its business and financial performance. They have been tasked with helping the Company with its operational and strategic review and evaluating the relative merits and feasibility of various financial strategies, including opportunities to leverage the BlackBerry platform through partnerships, licensing opportunities and strategic business model alternatives.

As part of the Company’s operational and strategic review, the Company commenced the CORE program in March 2012. The CORE program is a Company-wide initiative with the objective of streamlining the Company’s operations and increasing efficiency. The program includes, among other things, the streamlining of the BlackBerry smartphone product portfolio to offer a smaller number of devices in the market at any given time, the optimization of the Company’s global manufacturing footprint to reduce complexity and improve delivery performance, the outsourcing of global repair services, the alignment of the Company’s sales and marketing teams to prioritize marketing efforts to effectively leverage its marketing windows and a reduction in the number of layers of management to reduce complexity, drive accelerated execution and decision making, improve performance and increase the transparency of accountability. Through the CORE program, the Company reported significant savings in fiscal 2013 and the Company has implemented plans to sustain certain savings throughout fiscal 2014. In the first quarter of fiscal 2014, the Company incurred approximately $26 million in charges related to the CORE program.

As part of the CORE program and the strategic review process, the Company has been reviewing all aspects of its operations, including the sale of certain assets. In the first quarter of fiscal 2014, certain assets were classified as held for sale and are presented separately on the Company’s consolidated balance sheet until they are disposed of. Assets held for sale include property, plant and equipment that are expected to be sold within the next twelve months. The Company continued to execute on the planned headcount reductions in the first quarter of fiscal 2014.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

As noted above, the Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis. On June 28, 2013, the Company announced financial results for the first quarter of fiscal 2014, which included certain non-GAAP financial measures, including adjusted loss from continuing operations and adjusted diluted loss per share from continuing operations that excluded the impact of pre-tax restructuring charges of $26 million related to the CORE program that the Company incurred in the first quarter of fiscal 2014. The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to better assess the Company’s operating performance relative to its consolidated financial results in prior and future periods and improves the comparability of the information presented. Readers are cautioned that adjusted loss from continuing operations, adjusted diluted loss per share from continuing operations and similar measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are described in this MD&A. A reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures was included in the Company’s press release, dated June 28, 2013.

Critical Accounting Policies and Estimates

General

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit & Risk Management Committee. There have not been any changes to the Company’s critical accounting policies and estimates from those disclosed in the Company’s annual MD&A for the fiscal year ended March 2, 2013, except as noted below.

Litigation

The Company is involved in litigation in the normal course of its business. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against claims that it provides to certain of its partners. Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable to result and the amount is

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable. There is significant judgment required in both the probability determination and as to whether an exposure can be reasonably estimated. For further details on legal matters, see “Legal Proceedings”.

Adoption of accounting pronouncements

In February 2013, the Financial Accounting Standards Board issued authoritative guidance to improve the reporting of reclassifications out of accumulated other comprehensive income. The guidance requires an entity to present changes in accumulated other comprehensive income by component and report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The new authoritative guidance became effective for annual and interim reporting periods beginning on or after December 15, 2012, with early adoption permitted. The Company adopted this guidance in the first quarter of fiscal 2014. As a result, the Company presents, by component, changes in accumulated other comprehensive income and the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income in note 11 to the Consolidated Financial Statements.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary Results of Operations

First quarter of fiscal 2014 compared to the first quarter of fiscal 2013

The following table sets forth certain consolidated statement of operations data for the periods indicated, as well as certain consolidated balance sheet data, as at June 1, 2013 and June 2, 2012. The following amounts are expressed in millions of dollars, except for share and per share amounts.

	As at and for the three months ended
	June 1, 2013		June 2, 2012		Change Fiscal 2014/2013
Revenue	$3,071	100%	$2,808	100%	$263
Cost of sales	2,029	66%	2,022	72%	7

Gross margin	1,042	34%	786	28%	256

Operating expenses
Research and development(1)	358	12%	367	13%	(9)
Selling, marketing and administration(1)	673	22%	547	19%	126
Amortization	180	6%	172	6%	8
Impairment of Goodwill(2)	—	0%	335	12%	(335)

	1,211	40%	1,421	50%	(210)

Operating loss	(169)	(6%)	(635)	(22%)	466
Investment income	5	0%	3	0%	2

Loss from continuing operations before income taxes	(164)	(6%)	(632)	(22%)	468
Recovery of income taxes	(80)	(3%)	(122)	(4%)	42

Loss from continuing operations	(84)	(3%)	(510)	(18%)	426
Loss from discontinued operations	—	0%	(8)	(0%)	8

Net loss	$(84)	(3%)	$(518)	(18%)	$434

Basic and diluted loss per share
Basic and diluted loss per share from continuing operations	$(0.16)		$(0.97)		$0.81
Basic and diluted loss per share from discontinued operations	—		(0.02)		0.02

Total basic and diluted loss per share	$(0.16)		$(0.99)		$0.83

Weighted-average number of shares outstanding (000’s)
Basic	524,160		524,160
Diluted	524,160		524,160
Total assets	$13,077		$13,067		$10
Total liabilities	$3,678		$3,459		$219
Total long-term liabilities	$242		$225		$17
Shareholders’ equity	$9,399		$9,608		$(209)

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(1)	Research and development included $10 million and selling, marketing and administration expenses included $16 million in pre-tax charges related to the Company’s CORE program during the first quarter of fiscal 2014. See “Overview – Operational and Strategic Review and CORE Program”.
(2)	During the first quarter of fiscal 2013, the Company performed a goodwill impairment test and based on the results of that test, the Company recorded a pre-tax goodwill impairment charge of approximately $335 million (the “Q1 2013 Goodwill Impairment Charge”).

Executive Summary

Revenue from continuing operations for the first quarter of fiscal 2014 was $3.1 billion, an increase of approximately $263 million, or 9.4%, from $2.8 billion in the first quarter of fiscal 2013. Hardware revenue increased by $512 million, or 30.7%, to $2.2 billion, primarily due to the higher average selling prices of BlackBerry 10 devices shipped, partially offset by lower shipment volumes. The lower shipment volumes were a result of decreased demand for the Company’s older device models in a very competitive environment, partially offset by the continued introduction of BlackBerry 10 smartphones into certain markets in the first quarter of fiscal 2014. The number of BlackBerry handheld devices shipped decreased by approximately 1.0 million, or 12.8%, to approximately 6.8 million in the first quarter of fiscal 2014, compared to approximately 7.8 million in the first quarter of fiscal 2013. Approximately 40% of the handheld devices shipped were BlackBerry 10 smartphones. The number of BlackBerry PlayBook tablets shipped during the first quarter of fiscal 2014 was approximately 0.1 million, representing a decrease of 0.2 million compared to 0.3 million in the first quarter of fiscal 2013. Service revenue decreased by $203 million to $794 million in the first quarter of fiscal 2014. The decrease was attributable to a decrease in average revenue per user (“ARPU”), a pre-tax $72 million service revenue deferral related to carriers in Venezuela (the “Venezuela Service Revenue Deferral”) as discussed in “Results of Continuing Operations - Three months ended June 1, 2013 compared to three months ended June 2, 2012 - Revenue - Revenue by Category - Service Revenue,” and a decrease in BlackBerry subscriber accounts compared to the first quarter of fiscal 2013. Software revenue decreased by $9 million in the first quarter of fiscal 2014 to $60 million as a result of a decrease in client access licenses (“CALs”) and maintenance revenues. Other revenue decreased by $37 million to $36 million in the first quarter of fiscal 2014 compared to the first quarter of fiscal 2013, which was primarily attributable to a decrease in gains on revenue hedging instruments and a decrease in non-warranty repair revenues as compared to the first quarter of fiscal 2013.

The Company’s net loss from continuing operations for the first quarter of fiscal 2014 was $84 million, or $0.16 per share (basic and diluted), reflecting a favourable decrease in net loss of $426 million compared to net loss from continuing operations of $510 million, or $0.97 per share (basic and diluted), in the first quarter of fiscal 2013. The decrease in net loss takes into account the pre-tax Venezuela Service Revenue Deferral of $72 million, or $0.10 per share (basic and diluted), and pre-tax charges of $26 million, or $0.03 per share (basic and diluted), related to the CORE program incurred in the first quarter of fiscal 2014, as well as the impact of the pre-tax Q1 2013 Goodwill Impairment Charge of $335 million incurred in the first quarter of fiscal 2013. Excluding the Venezuela Service Revenue Deferral, the Company would have approached breakeven financial results, which is consistent with its outlook provided in the fourth quarter of fiscal 2013. The decrease in net loss is primarily attributable to an increase in the Company’s gross margin, partially offset by an increase in marketing expenditures and sales incentives to support the continued launch of BlackBerry 10 and a reduction in the recovery of income taxes. Although the absolute value of the recovery of income taxes decreased due to the associated reduction in the Company’s loss from continuing operations before income taxes, the income tax recovery rate actually increased in the first quarter of fiscal 2014 compared to

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

the same quarter last year, contributing to the overall favourable decrease in net loss for the quarter. The Company’s consolidated gross margin in the first quarter of fiscal 2014 was positively impacted by the higher average selling prices of BlackBerry 10 devices shipped. The increase was also attributable to favorable renegotiations of key contracts associated with elements of the Company’s hardware business and benefits from a leaner and re-architected supply chain; however, hardware revenues have lower gross margins than the Company’s consolidated gross margin. The increase was partially offset by lower shipment volumes of handheld devices and a decrease in service revenues, including the Venezuela Service Revenue Deferral that impacted gross margin by approximately 2%, compared to the first quarter of fiscal 2013. Service revenues earn higher gross margins than sales of handheld devices.

The smartphone market remains highly competitive, making it difficult to estimate units, revenue and levels of profitability. Throughout the remainder of fiscal 2014, the Company will invest in BlackBerry 10 smartphone launches, and the roll out of BlackBerry Enterprise Service (“BES”) 10, to continue to establish the new BlackBerry 10 platform in the marketplace. The Company will also invest resources to evolve BBM into a leading cross platform mobile social messaging application, and launch other revenue initiatives associated with new services and emerging mobile computing opportunities. The Company expects sales and marketing expenses in the second quarter of fiscal 2014 to be similar to the first quarter of fiscal 2014. Based on the competitive market dynamics and these investments, the Company anticipates it will generate an operating loss in the second quarter of fiscal 2014. The Company will also continue to implement the cost savings and process-improving initiatives it started last year, in order to drive greater efficiency throughout the Company, and redirect capital from these savings to areas of investment that will drive future revenue growth. See “Cautionary Note Regarding Forward-Looking Statements”.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Continuing Operations

Three months ended June 1, 2013 compared to three months ended June 2, 2012

Revenue

Revenue from continuing operations for the first quarter of fiscal 2014 was $3.1 billion, an increase of approximately $263 million, or 9.4%, from $2.8 billion in the first quarter of fiscal 2013.

Comparative breakdowns of the significant revenue categories and geographic regions are set forth in the following table:

	For the three months ended
	June 1, 2013		June 2, 2012		Change Fiscal 2014/2013
Millions of BlackBerry handheld devices shipped	6.8		7.8		(1.0)	(12.8%)

Millions of BlackBerry PlayBook tablets shipped	0.1		0.3		(0.2)	(66.7%)

Revenue (in millions)
Hardware	$2,181	71.0%	$1,669	59.4%	$512	30.7%
Service	794	25.9%	997	35.5%	(203)	(20.4%)
Software	60	2.0%	69	2.5%	(9)	(13.0%)
Other	36	1.1%	73	2.6%	(37)	(50.7%)

	$3,071	100.0%	$2,808	100.0%	$263	9.4%

Revenue by Geography (in millions)
North America	$761	24.8%	$794	28.3%	$(33)	(4.2%)
Europe, Middle East and Africa	1,343	43.7%	1,029	36.6%	314	30.5%
Latin America	449	14.6%	580	20.7%	(131)	(22.6%)
Asia Pacific	518	16.9%	405	14.4%	113	27.9%

	$3,071	100.0%	$2,808	100.0%	$263	9.4%

Revenue by Category

Hardware Revenue

Hardware revenue was $2.2 billion, or 71.0% of consolidated revenue, in the first quarter of fiscal 2014 compared to $1.7 billion, or 59.4% of consolidated revenue, in the first quarter of fiscal 2013, representing an increase of 30.7%. This increase in hardware revenue over the prior fiscal year was primarily attributable to shipments of BlackBerry 10 smartphones that have higher average selling prices. The increase was offset by a decrease in the volume of BlackBerry handheld devices shipped by approximately 1.0 million, or 12.8%, to approximately 6.8 million BlackBerry handheld devices in the first quarter of fiscal 2014, compared to approximately 7.8 million BlackBerry handheld devices shipped in the first quarter of fiscal 2013. Approximately 40% of the handheld devices shipped were BlackBerry 10 smartphones. The decline in the volume of BlackBerry devices shipped was primarily a result of decreased demand for the Company’s older

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

device models in a very competitive environment, partially offset by the continued introduction of BlackBerry 10 smartphones into certain markets in the first quarter of fiscal 2014. While the BlackBerry 10 smartphone shipments are within the range that the Company expected as at the first quarter of fiscal 2013, the full impact of the launch of BlackBerry 10 has not been realized. The first of the Company’s BlackBerry 10 smartphones, the Z10, was available in certain markets, such as the United States, for only two months of the quarter and the second BlackBerry 10 smartphone, the Q10, was released in certain markets, including the United States, early in the second quarter of fiscal 2014. Further, the Company’s mobile device management software solution, BES 10.1, was launched to enterprise customers late in the first quarter of fiscal 2014; therefore its full impact on BlackBerry 10 device sales was not fully realized in the quarter. In support of the launch of BlackBerry Z10 smartphones, the Company increased marketing spending and sales incentives offered to channel and carrier partners in order to enhance adoption of the platform. BlackBerry 10 smartphones continue to be launched in phases and will continue over the next several quarters with various devices and with all the major carriers. The Company launched the BlackBerry Q10 smartphone in certain international markets beginning in April 2013, and the Company has announced its plans to launch the BlackBerry Q5 later this year as a lower cost version of its BlackBerry 10 smartphones intended primarily for emerging markets.

The number of BlackBerry PlayBook tablets shipped during the first quarter of fiscal 2014 was approximately 0.1 million, representing a decrease of 0.2 million units compared to the prior fiscal year. Overall, BlackBerry PlayBook tablet shipments have experienced lower than anticipated sell-through to end users due mainly to intense competition in the tablet market, especially in the United States. During the first quarter of fiscal 2014, the Company continued its ongoing promotional activities to encourage sell-through of the BlackBerry PlayBook tablets.

Service Revenue

Service revenue decreased by $203 million, or 20.4%, to $794 million, or 25.9% of consolidated revenue, in the first quarter of fiscal 2014, compared to $1.0 billion, or 35.5% of consolidated revenue, in the first quarter of fiscal 2013. The decrease is primarily attributed to a decrease in ARPU, the Venezuela Service Revenue Deferral as discussed below, and a decrease in BlackBerry subscriber accounts compared to the first quarter of fiscal 2013. Service revenues are expected to decline in the second quarter of fiscal 2014 and this has been reflected in the expected operating loss for the second quarter of fiscal 2014.

The decrease in ARPU resulted from a shift in the mix of the Company’s subscriber base from higher tiered unlimited plans to prepaid and lower tiered plans as well as recent pricing reduction programs implemented by the Company to maintain the subscriber base. BlackBerry tiered service plans continued to drive growth in the Company’s subscriber base in the first quarter of fiscal 2014, specifically outside North America. Service revenue will continue to be generated by current and future users of BlackBerry 7 devices and the Company plans to continue to sell and launch a new BlackBerry 7 device in certain markets outside of North America in fiscal 2014. As the business migrates to BlackBerry 10, the Company plans to enhance the business offering with new value-creating services including new services for the Company’s strong BBM base; possible licensing of the BlackBerry 10 platform; the creation of cross-platform offerings; services that leverage BlackBerry’s social media community; advanced security tools; and additional enterprise services.

The Venezuela Service Revenue Deferral relates to the fact that, based on the recent political and economic events that have occurred in Venezuela, combined with the existing and recently amended foreign currency restrictions, the Company did not recognize any revenues related to service access fees charged to customers in Venezuela in the first quarter of fiscal 2014. The Company does not sell smartphones or tablets directly into the Venezuelan market, nor does it have any foreign operations in Venezuela and only invoices its carrier

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

partners in Venezuela in U.S. dollars for service access fees provided to the BlackBerry subscriber base. The invoices are reviewed by the carriers and subsequently, an application is made by them to the government-operated Foreign Exchange Administration Board (“CADIVI”) in Venezuela to obtain the necessary U.S. dollars to settle their obligations to the Company. However, foreign currency restrictions enacted by the Venezuelan government in 2003 have become more restrictive and have impacted the ability of the Company’s Venezuelan carrier partners to timely obtain U.S. dollars in exchange for Venezuelan Bolivars, or Bolivars, at the official foreign exchange rate from CADIVI. The application and approval process continue to be delayed and the Company’s ability to timely obtain U.S. dollars at the official exchange rate remains uncertain. During the first quarter of fiscal 2014, the Company did not receive payment of invoices for service access fees and as such, was not able to recognize approximately $72 million of service revenue associated with previously rendered invoices.

The total BlackBerry subscriber base was approximately 72 million as at the end of the first quarter of fiscal 2014, a decrease of approximately 6 million since the end of the first quarter of fiscal 2013. With the Company’s transition to BlackBerry 10, the historical subscriber base reference does not share the same service revenue dynamic as previous BlackBerry devices. Accordingly, starting in the second quarter of fiscal 2014, the Company will not be providing this non-financial metric. As new service revenue is generated, the Company will look to provide additional information associated with these services and any other material information around service revenue trends.

Comparing the first quarter of fiscal 2014 to the fourth quarter of fiscal 2013, service revenue decreased by $153 million, or 16%. Excluding the impact of the Venezuela Service Revenue Deferral, service revenue decreased by approximately 9%, which is consistent with the single digit percentage decline included in the Company’s outlook provided in the fourth quarter of fiscal 2013.

Software Revenue

Software revenue, which includes fees from licensed BES software, CALs, technical support, maintenance and upgrades decreased by $9 million, or 13.0%, to $60 million, or 2.0% of consolidated revenue, in the first quarter of fiscal 2014, compared to $69 million, or 2.5% of consolidated revenue, in the first quarter of fiscal 2013. This decrease was primarily attributable to a decrease in CALs and maintenance revenue.

Other Revenue

Other revenue, which includes non-warranty repairs, accessories, licensing revenues and gains and losses on revenue hedging instruments, decreased by $37 million to $36 million in the first quarter of fiscal 2014 compared to $73 million in the first quarter of fiscal 2013. The decrease was primarily attributable to a decrease in gains on revenue hedging instruments and a decrease in non-warranty repair revenues as compared to the first quarter of fiscal 2013. See “Market Risk of Financial Instruments - Foreign Exchange” for additional information on the Company’s hedging instruments.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue by Geography

North America Revenues

Revenues in North America were $761 million, or 24.8% of consolidated revenue, in the first quarter of fiscal 2014, reflecting a decrease of $33 million compared to $794 million, or 28.3% of consolidated revenue, in the first quarter of fiscal 2013. The decrease in North American revenue is primarily attributable to a decrease in revenue from the United States, which represented approximately 16% of total consolidated revenue in the first quarter of fiscal 2014, compared to 25% of total consolidated revenue in the first quarter of fiscal 2013, as a result of shifts in the competitive dynamics within the United States and growth in international markets compared to the first quarter of fiscal 2013. The first of the Company’s BlackBerry 10 smartphones, the Z10, was available in the United States for only two months of the quarter and the second BlackBerry 10 smartphone, the Q10, was released in the United States early in the second quarter of fiscal 2014. Therefore, the full impact of the launch of BlackBerry 10 in the United States has not been realized in the quarter. Revenues in the United States have continued to decline and subscriber attrition has remained high due to the intense competition faced by the Company in this market.

Europe, Middle East and Africa Revenues

Revenues in Europe, Middle East and Africa were $1.3 billion or 43.7% of consolidated revenue in the first quarter of fiscal 2014, reflecting an increase of $314 million compared to $1.0 billion or 36.6% of consolidated revenue in the first quarter of fiscal 2013. Some of the larger markets comprising this region include the United Kingdom, South Africa, and United Arab Emirates. Subscriber accounts in Europe, Middle East and Africa have decreased by 11% since the end of the first quarter of fiscal 2013. In the first quarter of fiscal 2014, the Company continued to launch BlackBerry 10 smartphones in many countries in this region including Slovakia, Austria and the Netherlands.

Latin America Revenues

Revenues in Latin America were $449 million or 14.6% of consolidated revenue in the first quarter of fiscal 2014, reflecting a decrease of $131 million compared to $580 million or 20.7% of consolidated revenue in the first quarter of fiscal 2013. Venezuela and Mexico are two of the larger markets comprising this region. The decrease is partially attributable to the Venezuela Service Revenue Deferral, as noted above. Subscriber accounts in Latin America have increased by 5% since the first quarter of fiscal 2013. In the first quarter of fiscal 2014, the Company launched BlackBerry 10 smartphones in many countries in this region including Mexico, Colombia, Chile, Brazil and Ecuador.

Asia Pacific Revenues

Revenues in Asia Pacific were $518 million or 16.9% of consolidated revenue in the first quarter of fiscal 2014, reflecting an increase of $113 million compared to $405 million or 14.4% of consolidated revenue in the first quarter of fiscal 2013. Some of the larger markets comprising this region include Indonesia, India and Malaysia. Subscriber accounts in Asia Pacific have increased by 29% since the end of the first quarter of fiscal 2013. In the first quarter of fiscal 2014, the Company has launched BlackBerry 10 smartphones in many countries in this region including Australia, Hong Kong and the Philippines.

Revenue Trends

The wireless communications market has increasingly evolved in recent years and there is significant overlap between consumer and enterprise segments. The enterprise market is currently characterized by a combination of enterprise-deployed devices and devices that are purchased by consumers but also used in the corporate environment, commonly referred to as “Bring Your Own Device” (“BYOD”). The Company has encountered challenges adapting to the BYOD movement as some information technology (“IT”) departments that

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

previously required employees to use the BlackBerry wireless solution because of its emphasis on security and reliability are permitting employees to choose devices offered by the Company’s competitors, who are increasingly promoting the merits of their own security and reliability, and this has impacted the Company’s enterprise subscriber account base. To address this evolution of the market, the Company has introduced products, including its first BlackBerry 10 smartphones with BlackBerry Balance and BES 10, which give IT departments the ability to securely manage BlackBerry devices and other operating system platforms through a single unified interface and to securely protect corporate data on an employee’s personal smartphone or tablet. The Company expects that with the introduction of BlackBerry 10 smartphones, which began in certain markets in the fourth quarter of fiscal 2013 and continued in the first quarter of fiscal 2014, its position in the BYOD enterprise market will strengthen and the Company will also continue to seek partnerships that will further enable the Company to have a complete BYOD offering.

The Company has experienced a decline in revenue and market share, particularly in the United States. Intense competition is negatively impacting the Company’s results in that market, as did the lack of an LTE product and high-end consumer offering prior to the launch of the first BlackBerry 10 smartphone in the United States on March 22, 2013. The decline can also be attributed to consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS and Android environments. Market share has also been impacted by the significant number of new Android-based competitors that have entered the market.

The Company has also experienced a decline in service revenues. See “Results of Continuing Operations – Three months ended June 1, 2013 compared to three months ended June 2, 2012 – Revenue – Revenue by Category – Service Revenue” and “Overview – Sources of Revenue” in the Company’s annual MD&A for the fiscal year ended March 2, 2013, which is included in the Annual Report, for further details related to the Company’s assessment of the decline of its service revenues.

Gross Margin

Consolidated gross margin from continuing operations increased by $256 million to $1.0 billion, or 33.9% of consolidated revenue, in the first quarter of fiscal 2014, compared to $786 million, or 28.0% of consolidated revenue, in the first quarter of fiscal 2013.

The $256 million increase in consolidated gross margin was primarily attributable to higher average selling prices and related gross margins of BlackBerry 10 devices shipped. The increase was also attributable to favorable renegotiations of key contracts associated with elements of the Company’s hardware business and benefits from a leaner and re-architected supply chain; however, hardware revenues have lower gross margins than the Company’s consolidated gross margin. The increase was partially offset by lower shipment volumes of handheld devices and a decrease in service revenues, including the Venezuela Service Revenue Deferral that impacted gross margin by approximately 2%, compared to the first quarter of fiscal 2013. Service revenues earn higher gross margins than sales of handheld devices.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense from continuing operations for the quarter ended June 1, 2013, compared to the quarter ended March 2, 2013 and the quarter ended June 2, 2012. The Company believes it is meaningful to also provide a comparison between the first quarter of fiscal 2014 and the fourth quarter of fiscal 2013 given that the Company’s quarterly operating results vary substantially.

	For the three months ended (in millions)
	June 1, 2013		March 2, 2013		June 2, 2012
		% of Revenue		% of Revenue		% of Revenue
Revenue	$3,071		$2,678		$2,808

Operating expenses
Research and development (1)	$358	11.7%	$383	14.3%	$367	13.1%
Selling, marketing and administration (1)	673	21.9%	523	19.5%	547	19.5%
Amortization	180	5.9%	181	6.8%	172	6.1%
Impairment of goodwill (2)	—	—	—	—	335	11.9%

Total	$1,211	39.5%	$1,087	40.6%	$1,421	50.6%

(1)

Research and development and selling, marketing and administration expenses for the first quarter of fiscal 2014 included charges of $10 million and $16 million, respectively, related to the CORE Program.

(2)

During the first quarter of fiscal 2013, the Company performed a goodwill impairment test and based on the results of that test, the Company recorded a Q1 2013 Goodwill Impairment Charge of approximately $335 million pre-tax, or $326 million after-tax.

Operating expenses increased by $124 million, or 11.4%, to $1.2 billion, or 39.5% of revenue, in the first quarter of fiscal 2014, compared to $1.1 billion, or 40.6% of revenue, in the fourth quarter of fiscal 2013, primarily attributable to an increase in marketing and advertising expenses incurred to support the launch of BlackBerry 10 and foreign exchange losses incurred, which was partially offset by a decrease in salaries and benefits costs due to a reduction in headcount.

Operating expenses decreased by $210 million, or 14.8%, to $1.2 billion or 39.5% of consolidated revenue in the first quarter of fiscal 2014, compared to $1.4 billion or 50.6% of consolidated revenue in the first quarter of fiscal 2013. Excluding the impact of the charges incurred as part of the CORE program during the first quarter of fiscal 2014 of which $26 million were attributable to operating expenditures and the Q1 2013 Goodwill Impairment Charge incurred during the first quarter of fiscal 2013, operating expenses increased by $99 million. This increase was primarily attributable to an increase in marketing and advertising expenses incurred to support the launch of BlackBerry 10, which was partially offset by a decrease in salaries and benefits costs due to a reduction in headcount and a reduction in legal expenses compared to the first quarter of fiscal 2013.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building infrastructure costs and other employee costs.

Research and development expenses decreased by $25 million, or 6.5%, to $358 million in the first quarter of fiscal 2014, compared to $383 million in the fourth quarter of fiscal 2013. The decrease was primarily attributable to a decrease in salaries, benefits and other personnel related incentives, driven by a reduction in headcount compared to the fourth quarter of fiscal 2013. The decrease was partially offset by increases in application development and device testing costs related to the BlackBerry 10 platform. Research and development related headcount decreased by approximately 3% compared to the fourth quarter of fiscal 2013.

Research and development expenses decreased by $9 million, or 2.5%, to $358 million in the first quarter of fiscal 2014, compared to $367 million in the first quarter of fiscal 2013. Excluding the impact of charges incurred as part of the CORE program during the first quarter of fiscal 2014, of which $10 million were attributable to research and development expenditures, research and development expenses decreased by $19 million. The decrease was primarily attributable to a reduction in salaries and benefits as a result of a reduction in headcount compared to the first quarter of fiscal 2013, partially offset by increases in application development and device testing costs related to the BlackBerry 10 platform. Research and development related headcount decreased by approximately 14%, compared to the first quarter of fiscal 2013.

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.

Selling, marketing and administration expenses increased by $150 million, or 28.7%, to $673 million in the first quarter of fiscal 2014 compared to $523 million for the fourth quarter of fiscal 2013. The increase was primarily attributable to a 46% increase in marketing and advertising expenses incurred to support the global launch of BlackBerry 10, which was consistent with the Company’s outlook provided in the fourth quarter of fiscal 2013 regarding a 50% increase in marketing expense and foreign exchange losses incurred. The increase was partially offset by decreases in salaries, benefits and other personnel related incentives and a reduction in legal expenses compared to the fourth quarter of fiscal 2013.

Selling, marketing and administration expenses increased by $126 million, or 23.0%, to $673 million in the first quarter of fiscal 2014 compared to $547 million in the first quarter of fiscal 2013. Excluding the impact of charges incurred as part of the CORE program during the first quarter of fiscal 2014, of which $16 million was attributable to selling, marketing and administration expenditures, selling, marketing and administration expenses increased by $110 million. The increase was primarily attributable to an increase in marketing and advertising expenses incurred to support the launch of BlackBerry 10, which was partially offset by decreases in salaries, benefits and other personnel related incentives and a reduction in legal expenses compared to the first quarter of fiscal 2013.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Amortization Expense

The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales from continuing operations for the first quarter of fiscal 2014 compared to the first quarter of fiscal 2013. Intangible assets are comprised of patents, licenses and acquired technology.

	For the three months ended (in millions)
	Included in Amortization			Included in Cost of sales
	June 1, 2013	June 2, 2012	Change	June 1, 2013	June 2, 2012	Change
Property, plant and equipment	$102	$95	$7	$68	$83	$(15)
Intangible assets	78	77	1	151	221	(70)

Total	$180	$172	$8	$219	$304	$(85)

Amortization

Amortization expense from continuing operations relating to certain property, plant and equipment and intangible assets increased by $8 million to $180 million for the first quarter of fiscal 2014, compared to $172 million for the first quarter of fiscal 2013, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made over the last four quarters.

Cost of sales

Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations decreased by $85 million to $219 million for the first quarter of fiscal 2014, compared to $304 million for the first quarter of fiscal 2013. This decrease primarily reflects the impact of previously renegotiated favourable renewals or amendments to licensing agreements, partially offset by certain property, plant and equipment asset additions made over the last four quarters.

Investment Income

Investment income increased by $2 million to $5 million in the first quarter of fiscal 2014 from $3 million in the first quarter of fiscal 2013. The increase in investment income is the result of distributions received from its equity-based investments and the accrual of interest income for other tax matters, net of decreases in the Company’s average yield on its investments and the recording of the Company’s portion of investment losses in its equity-based investments. See “Financial Condition - Liquidity and Capital Resources” below.

Income Taxes

For the first quarter of fiscal 2014, the Company’s income tax recovery from continuing operations was $80 million, resulting in an effective income tax recovery rate of approximately 49%, compared to an income tax recovery from continuing operations of $122 million and an effective income tax recovery rate of approximately 19% for the same period in the prior fiscal year. The Company’s effective income tax recovery

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

rate reflects the geographic mix of earnings in jurisdictions with different income tax rates. The Company’s higher effective income tax recovery rate in the first quarter of fiscal 2014 primarily reflects the unfavourable impact of an impairment charge relating to non-deductible goodwill in the first quarter of fiscal 2013 and the enhanced impact of research and development tax incentives on earnings.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries as these earnings are intended to be reinvested indefinitely by these subsidiaries.

Net Loss

The Company’s net loss from continuing operations for the first quarter of fiscal 2014 was $84 million, or $0.16 per share (basic and diluted), reflecting a favourable decrease in net loss of $426 million compared to net loss from continuing operations of $510 million, or $0.97 per share (basic and diluted), in the first quarter of fiscal 2013. The decrease in net loss takes into account the pre-tax Venezuela Service Revenue Deferral of $72 million, or $0.10 per share (basic and diluted), and pre-tax charges of $26 million, or $0.03 per share (basic and diluted), related to the CORE program incurred in the first quarter of fiscal 2014, as well as the impact of the pre-tax Q1 2013 Goodwill Impairment Charge of $335 million incurred in the first quarter of fiscal 2013. Excluding the Venezuela Service Revenue Deferral, the Company would have approached breakeven financial results, which is consistent with its outlook provided in the fourth quarter of fiscal 2013. The decrease in net loss is primarily attributable to an increase in the Company’s gross margin, partially offset by an increase in marketing expenditures and sales incentives to support the continued launch of BlackBerry 10 and a reduction in the recovery of income taxes. Although the absolute value of the recovery of income taxes decreased due to the associated decrease in the Company’s loss from continuing operations before income taxes, the income tax recovery rate actually increased in the first quarter of fiscal 2014 compared to the same quarter last year, contributing to the overall favourable decrease in net loss for the quarter. The Company’s consolidated gross margin in the first quarter of fiscal 2014 was positively impacted by the higher average selling prices of BlackBerry 10 devices shipped. The increase was also attributable to favorable renegotiations of key contracts associated with elements of the Company’s hardware business and benefits from a leaner and re-architected supply chain; however, hardware revenues have lower gross margins than the Company’s consolidated gross margin. The increase was partially offset by a decrease in service revenues, including the Venezuela Service Revenue Deferral that impacted gross margin by approximately 2%, and lower shipment volumes of handheld devices compared to the first quarter of fiscal 2013. Service revenues earn higher gross margins than handheld devices.

The weighted average number of shares outstanding was 524 million common shares for basic and diluted loss per share for the three months ended June 1, 2013 and the three months ended June 2, 2012.

Common Shares Outstanding

On June 24, 2013, there were 524 million voting common shares, options to purchase 6.8 million voting common shares, 14.4 million restricted share units and 0.3 million deferred share units outstanding.

The Company has not paid any cash dividends during the last three fiscal years.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Quarterly Financial Data

The following table sets forth the Company’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended June 1, 2013. The information in the table below has been derived from the Company’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	Fiscal Year 2014	Fiscal Year 2013				Fiscal Year 2012
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
	(in millions, except per share data)
Revenue	$3,071	$2,678	$2,727	$2,861	$2,808	$4,181	$5,166	$4,168

Gross margin	$1,042	$1,075	$830	$744	$786	$1,400	$1,407	$1,612
Operating expenses	1,211	1,087	1,060	1,102	1,421	1,535	1,079	1,205
Investment income (loss), net	5	(6)	18	—	3	5	2	7

Income (loss) from continuing operations, before income taxes	(164)	(18)	(212)	(358)	(632)	(130)	330	414
Provision for (recovery of) income taxes	(80)	(112)	(226)	(129)	(122)	(12)	65	85

Income (loss) from continuing operations	$(84)	$94	$14	$(229)	$(510)	$(118)	$265	$329
Income (loss) from discontinued operations, net of tax	—	4	(5)	(6)	(8)	(7)	—	—

Net income (loss)	$(84)	$98	$9	$(235)	$(518)	$(125)	$265	$329

Earnings (loss) per share
Basic and diluted earnings (loss) per share from continuing operations	$(0.16)	$0.18	$0.03	$(0.44)	$(0.97)	$(0.23)	$0.51	$0.63
Basic and diluted earnings (loss) per share from discontinued operations	$—	$0.01	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$—	$—

Total basic and diluted earnings (loss) per share	$(0.16)	$0.19	$0.02	$(0.45)	$(0.99)	$(0.24)	$0.51	$0.63

Research and development	$358	$383	$393	$366	$367	$386	$366	$381
Selling, marketing and administration	673	523	487	556	547	646	567	683
Amortization	180	181	180	180	172	148	146	141
Impairment of goodwill	—	—	—	—	335	355	—	—

Operating expenses	$1,211	$1,087	$1,060	$1,102	$1,421	$1,535	$1,079	$1,205

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Liquidity and Capital Resources

Cash, cash equivalents, and investments increased by $196 million to $3.1 billion as at June 1, 2013 from $2.9 billion as at March 2, 2013, primarily as a result of operating cash flows including changes net in working capital. Substantially all of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at June 1, 2013. A comparative summary of cash, cash equivalents, and investments is set out below:

	As at (in millions)
	June 1, 2013	March 2, 2013	Change
Cash and cash equivalents	$1,591	$1,549	$42
Short-term investments	1,233	1,105	128
Long-term investments	247	221	26

Cash, cash equivalents, and investments	$3,071	$2,875	$196

The table below summarizes the current assets, current liabilities, and working capital of the Company as at June 1, 2013 and March 2, 2013:

	As at (in millions)
	June 1, 2013	March 2, 2013	Change
Current assets	$7,117	$7,193	$(76)
Current liabilities	3,436	3,448	(12)

Working capital	$3,681	$3,745	$(64)

Current Assets

The decrease in current assets of $76 million at the end of the first quarter of fiscal 2014 from the end of the fourth quarter of fiscal 2013 was primarily due to a decrease in income taxes receivable of $564 million, which was partially offset by increases in inventories of $284 million and accounts receivables of $183 million.

At June 1, 2013, income taxes receivable was $33 million, a decrease of $564 million from March 2, 2013. The decrease was primarily due to the receipt of the Company’s fiscal 2013 Canadian income tax refund in the first quarter of fiscal 2014.

Inventories increased by $284 million as at June 1, 2013 compared to March 2, 2013, primarily to support the continued launch of BlackBerry 10 smartphones. Accounts receivable were $2.5 billion as at June 1, 2013, an increase of $183 million from March 2, 2013 as a result of an increase in revenue in the first quarter of fiscal 2014, partially offset by a decrease in days sales outstanding to 75.1 days in the first quarter of fiscal 2014 from 79.9 days at the end of the fourth quarter of fiscal 2013.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

As of June 1, 2013, the Company has accounts receivables outstanding related to service access fees provided to wireless service providers in Venezuela. See “Results of Continuing Operations – Three months ended June 1, 2013 compared to three months ended June 2, 2012 – Revenue – Revenue by Category – Service Revenue” for a discussion of the Venezuela Service Revenue Deferral incurred in the first quarter of fiscal 2014. The Company could face additional challenges in obtaining timely payments on its receivables and will continue to closely monitor its collection efforts in future periods.

The Company also sells products and provides services in additional foreign jurisdictions including Asia-Pacific, the Middle East and Latin America, which expose the Company to political, legal and economic uncertainties and may limit the Company’s ability to collect on its sales generating activities, which may have a negative impact on the Company’s cash balance. These uncertainties include, but are not limited to, the following:

•	challenges with enforcing contracts in local courts;

•	currency devaluations in hyper-inflationary markets resulting in a loss of revenues due to a foreign customer’s inability to procure the Company’s products and services in the future; and

•

stringent and evolving currency restrictions and controls which have resulted and could result in further extended delays or other challenges in the recognition of revenue and the collection of accounts receivables.

See “Cautionary Statement Regarding Forward-Looking Statements” and the “Risk Factors” section of the AIF, which is included in the Annual Report, including the risk factor titled “The Company is subject to risks inherent in foreign operations.”

Current Liabilities

The decrease in current liabilities of $12 million at the end of the first quarter of fiscal 2014 from the end of the fourth quarter of fiscal 2013 was primarily due to a decrease in deferred revenue, which was partially offset by increases in accounts payable and accrued liabilities. As at June 1, 2013, deferred revenue was $346 million, which reflects a decrease of $196 million compared to March 2, 2013 due to a decrease in the volume of transactions that did not meet the criteria for revenue recognition in the first quarter of fiscal 2014. Revenue recognition determinations are made at the time of shipment or delivery and reflect the current status of a number of factors including current contractual agreements with customers and new product technical acceptances, among others. Accounts payable were $1.2 billion as at June 1, 2013, an increase of $105 million from March 2, 2013, which was primarily attributable to increased marketing and advertising expenditures related to the continued launch of BlackBerry 10 and the timing of purchases during the first quarter of fiscal 2014 compared to the fourth quarter of fiscal 2013. Accrued liabilities were $1.9 billion as at June 1, 2013, an increase of $79 million from March 2, 2013, which was primarily attributable to an increase in incentive compensation and carrier rebate accruals as compared to the fourth quarter of fiscal 2013.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash flows for the three months ended June 1, 2013 compared to the three months ended June 2, 2012 were as follows:

	For the three months ended (in millions)
	June 1, 2013	June 2, 2012
Net cash flows provided by (used in):
Operating activities	$630	$711
Investing activities	(579)	(759)
Financing activities	(1)	(4)
Effect of foreign exchange gain (loss) on cash and cash equivalents	(8)	(8)

Net increase (decrease) in cash and cash equivalents	$42	$(60)

Operating Activities

Net cash flows provided by operating activities were $630 million for the first quarter of fiscal 2014 compared to net cash flows provided by operating activities of $711 million in the first quarter of fiscal 2013. The decrease was mainly attributable to changes net in working capital, which was partially offset by the lower net loss compared to the same period in the prior fiscal year.

Investing Activities

During the three months ended June 1, 2013, cash flows used in investing activities were $579 million and included intangible asset additions of $335 million, cash flows used in transactions involving the proceeds on sale or maturity of short-term and long-term investments, net of the costs of acquisitions in the amount of $154 million, acquisitions of property, plant and equipment of $83 million and business acquisitions of $7 million. For the same period of the prior fiscal year, cash flows used in investing activities were $759 million and included intangible asset additions of $284 million, property, plant and equipment additions of $153 million and business acquisitions of $105 million, and cash flows used in transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions, in the amount of $217 million.

During the three months ended June 1, 2013, the additions to intangible assets primarily consisted of payments relating to amended or renewed licensing agreements as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry-related features. The decrease in property, plant and equipment spending for the first quarter of fiscal 2014 was primarily due to the cost saving initiatives of the CORE program, reflecting the Company’s targeted investment approach in research and development and manufacturing, as well as its continued investment in network infrastructure, which remains a strategic priority for the Company.

Financing Activities

Cash flows used in financing activities were $1 million for the first quarter of fiscal 2014, a decrease of $3 million from the first quarter of fiscal 2012, and were in connection with the Company’s stock compensation programs.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at June 1, 2013:

	(in millions)
	Total	Less than One Year	One to Three Years	Four to Five Years	Greater than Five Years
Operating lease obligations	$147	$46	$51	$33	$17
Purchase obligations and commitments	5,170	4,966	204	—	—

Total	$5,317	$5,012	$255	$33	$17

Purchase obligations and commitments amounted to approximately $5.2 billion as at June 1, 2013, with purchase orders with contract manufacturers representing approximately $4.3 billion of the total. The Company also has commitments on account of capital expenditures of approximately $2.1 million included in this total, primarily for manufacturing and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company including payments on account of licensing agreements. The expected timing of payments and actual amounts to be paid for these purchase obligations and commitments is estimated based upon current information and the Company’s existing contractual arrangements with suppliers. The timing of payments and actual amounts paid may differ from estimates depending upon the timing of receipt of goods and services, changes to agreed-upon amounts for certain obligations, and payment terms or changes to the contractual relationships between the Company and its suppliers. The Company’s purchase obligations and commitments generally increase or decrease along with the demand for the Company’s products, or as new service offerings are either launched or exited.

Credit Facilities and Other Funding Sources

The Company has a $500 million senior secured revolving credit facility (the “Facility”) for working capital and general corporate purposes with a syndicate of commercial banks. The Facility, which is subject to certain financial covenants, expires on September 6, 2013 and is secured by accounts receivable and inventory of the Company and certain of its subsidiaries. The Company has provided collateral of approximately $5 million for its outstanding letters of credit as of June 1, 2013. The collateral is held with one of the Company’s banking partners and is recorded within short-term investments.

Cash, cash equivalents, and investments were $3.1 billion as at June 1, 2013. Management is focused on maintaining appropriate cash balances, efficiently managing working capital balances and the significant reduction in capital investments through the CORE program and continues to evaluate the liquidity needs for the business as it evolves. In addition, the Company expects to pursue more opportunities to attain further cost savings in the coming fiscal quarters as it pursues new ways to drive greater efficiencies. Based on its current financial projections, the Company believes its financial resources, together with expected future operating cash generating activities and available borrowings under the Facility, or access to other potential financing arrangements, should be sufficient to meet funding requirements for current financial commitments, for future operating expenditures not yet committed and also provide the necessary financial capacity for the foreseeable future. In the second quarter of fiscal 2014, the Company intends to leverage its strong cash position to efficiently invest in the launches of BlackBerry 10 smartphones and the roll out of BES 10 in order to drive adoption and unit volumes and further penetrate the BlackBerry 10 platform in the market. As noted

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

above, the Company’s expectations with respect to its cash position and future liquidity are forward-looking statements that are subject to the inherent risk of difficulties in forecasting the Company’s financial results for future periods, particularly over longer periods, given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. See “Cautionary Statement Regarding Forward-Looking Statements” and the “Risk Factors” section of the AIF, which is included in the Annual Report, including the risk factor titled “The Company’s ability to maintain or increase its cash balance could be adversely affected by its ability to offer competitive products and services in a timely manner at competitive prices and its ability to collect accounts receivables in jurisdictions with foreign currency controls.”

The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended, or under applicable Canadian securities laws.

Legal Proceedings

The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors” in the AIF, which is included in the Annual Report, including the risk factor entitled “The Company is subject to general commercial litigation, class action and other litigation claims as part of its operations, and it could suffer significant litigation expenses in defending these claims and could be subject to significant damage awards or other remedies”.

As of June 1, 2013, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made. Further, there are claims outstanding for which the Company has assessed the potential loss as reasonably possible to result, however an estimate of the amount of loss cannot reasonably be made. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: the early stages of a proceeding, which does not require the claimant to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Market Risk of Financial Instruments

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in the first quarter of fiscal 2014 were transacted in U.S. dollars. Portions of the revenues were denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials were primarily transacted in U.S. dollars. Other expenses, consisting mainly of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars but were also incurred in Euros and British Pounds. At June 1, 2013, approximately 32% of cash and cash equivalents, 29% of accounts receivables and 5% of accounts payable were denominated in foreign currencies (March 2, 2013 – 19%, 29% and 5%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the Canadian dollar, Euro and British Pound.

The Company enters into forward and option contracts to hedge exposures relating to anticipated foreign currency transactions. These contracts have been designated as cash flow hedges with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income and subsequently reclassified to income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current period income. For the three months ended June 1, 2013, there were no realized gains or losses on forward contracts which were ineffective upon maturity (June 2, 2012 – realized gains of $7 million). As at June 1, 2013 and June 2, 2012, the outstanding derivatives designated as cash flow hedges were considered to be fully effective. As at June 1, 2013, the net unrealized loss on these forward and option contracts (including option premiums paid) was $3 million (June 2, 2012 – net unrealized gains of $57 million). Unrealized gains were recorded in other current assets and accumulated other comprehensive income. Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive income.

The Company enters into forward and option contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro and British Pound. These contracts are not subject to hedge accounting; as a result, gains or losses are recognized in income each period, generally offsetting the change in the U.S. dollar value of the hedged asset or liability. As at June 1, 2013, no unrealized gains or losses were recorded (June 2, 2012 – net unrealized gains of $58 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit and Customer Concentration

The Company has historically been dependent on an increasing number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company has experienced significant sales growth in the past, resulting in the growth in its carrier customer base in terms of numbers, sales and accounts receivable volumes, and in some instances, new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance as at June 1, 2013 was $17 million (March 2, 2013 - $17 million). The Company also places insurance coverage for a portion of its accounts receivable balances. There was one customer that comprised 12.7% of accounts receivable as at June 1, 2013 (March 2, 2013 - one customer comprised 8.2%). Additionally, there were two customers that together comprised 23% of the Company’s first quarter of fiscal 2014 revenue (first quarter of fiscal 2013 revenue – one customer comprised 14%).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at June 1, 2013, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 36% (March 2, 2013 – 29%). As at June 1, 2013, the Company had a total credit risk exposure across all counterparties with outstanding or unsettled foreign exchange derivative instruments of $5 million on a notional value of $4.1 billion (March 2, 2013 - $35 million total risk exposure on a notional value of $1.8 billion).

The Company is exposed to market price and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at June 1, 2013, no single issuer represented more than 27% of the total cash, cash equivalents and investments (March 2, 2013 – no single issuer represented more than 22% of the total cash, cash equivalents and investments).

Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. The Company did not record any other-than-temporary impairment charges for the three months ended June 1, 2013.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Changes in Internal Control Over Financial Reporting

During the three months ended June 1, 2013, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

DOCUMENT 3

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, THORSTEN HEINS, Chief Executive Officer of Research In Motion Limited, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended June 1, 2013.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 3, 2013 and ended on June 1, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: June 28, 2013

/s/ THORSTEN HEINS
THORSTEN HEINS
Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, BRIAN BIDULKA, Chief Financial Officer of Research In Motion Limited, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended June 1, 2013.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 3, 2013 and ended on June 1, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: June 28, 2013

/s/ BRIAN BIDULKA
BRIAN BIDULKA
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH IN MOTION LIMITED
(Registrant)

Date:	June 28, 2013	By:	/S/ BRIAN BIDULKA
Name: Brian Bidulka
Title: Chief Financial Officer